Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and among

VMWARE, INC.

CALISTOGA MERGER CORP.

and

CARBON BLACK, INC.

August 22, 2019

i

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

(continued)

INDEX OF DEFINED TERMS

Term	section
2019 Bonuses	5.4(f)
Acquisition Agreement	5.3(e)
Adverse Recommendation Change	5.3(e)
Applicable Anti-Corruption Laws	3.18(c)
Balance Sheet Date	3.8
Base Amount	5.5(b)
Book-Entry Shares	2.1(c)(ii)
Certificate of Merger	1.5
Certificates	2.1(c)(ii)
Chosen Courts	8.5
Classified Information	3.21(b)
Closing	1.4
Closing Date	1.4
Code	2.2(f)
Company	preamble
Company Assets	3.3(b)
Company Board	recitals
Company Board Recommendation	recitals
Company Common Stock	recitals
Company Disclosure Schedule	article III
Company ESPP	2.3(f)
Company Financial Advisor	3.25
Company Option	2.3(a)
Company Option Cash Out Amount	2.3(a)(i)
Company Property	3.11(a)
Compensation Committee	5.14
Confidentiality Agreement	5.2(d)
Continuation Period	5.4(d)
Continuing Employee	5.4(a)
Current Government Contracts	3.14(c)(i)
DGCL	recitals
Dissenting Shares	2.4(a)
Effective Time	1.5
Employee Benefit Plans	3.15(a)
ERISA	3.15(a)
Exchange Act	3.3(a)(ii)
Excluded Shares	2.1(b)
Expenses	5.9
Expiration Time	1.1(c)
Export Approvals	3.21(a)(i)
GAAP	3.7(a)(ii)
Government Contract Bids	3.14(c)(i)
Governmental Authorizations	3.3(a)
Governmental Officials	3.18(c)

Term	section
Grant Date	3.4(i)
In-the-Money-Cash Out Option	2.3(a)(i)
Initial Expiration Time	1.1(c)
Institutions	3.13(r)
Invention Assignment Agreements	3.13(f)
Lender Consent	5.10
Material Contract	3.14(a)
Merger	recitals
Merger Consideration	2.1(c)(i)
Merger Sub	preamble
Merger Transactions	recitals
Minimum Condition	annex I
Nasdaq	1.1(d)
New Hire Grants	5.1(b)(iii)
New Litigation Claim	5.2(c)
Non-US Employee Benefit Plan	3.15(a)
Notice Period	5.3(f)(iii)
NYSE	1.1(d)
Offer	recitals
Offer Acceptance Time	1.1(d)
Offer Conditions	1.1(a)
Offer Documents	1.1(i)
Offer Price	recitals
Option Exchange Ratio	2.3(a)(ii)
Outside Date	7.2(a)
Parent	preamble
Parent Assets	4.3(b)
Parent Common Stock	2.3(a)(i)
Parent RSU	2.3(c)
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Payoff Amount	5.10
Payoff Letter	5.10
Personal Data	3.24(a)
Personal Property Leases	3.12(b)
Real Property Leases	3.11(a)
Rollover Option	2.3(a)(ii)
Schedule 14D-9	1.2(b)
Schedule TO	1.1(i)
Securities Act	3.6
Standards Organizations	3.13(e)
Stockholder List Date	1.2(d)
Subject Indebtedness	5.10
Substituted Option	2.3(a)(ii)
Support Agreements	recitals

v

Term	section
Surviving Corporation	1.3
Systems	3.13(p)
Takeover Law	3.26
Termination Fee	7.6(b)(iii)
Top Channel Partner	3.23
Top Customer	3.23
Vested Company RSU	2.3(d)

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of August 22, 2019, is by and among VMware, Inc., a Delaware corporation (“Parent”), Calistoga Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Carbon Black, Inc., a Delaware corporation (the “Company”).

Parent desires to acquire the Company on the terms and subject to the conditions set forth in this agreement.

In furtherance of the acquisition of the Company by Parent, upon the terms and subject to the conditions set forth in this agreement, Parent has agreed to cause Merger Sub to commence a cash tender offer (as it may be extended and amended from time to time as permitted under, or required by, this agreement, the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) at a price per share of $26.00 (such amount, or any other amount per share paid in the Offer in accordance with this agreement, the “Offer Price”), net to the seller in cash, without interest and subject to any required withholding of Taxes.

It is also proposed that following the consummation of the Offer, Merger Sub shall, in accordance with section 251(h) of the Delaware General Corporation Law (the “DGCL”), merge with and into the Company (the “Merger”), with the Company surviving the Merger and each share of Company Common Stock that is not validly tendered and irrevocably accepted for payment pursuant to the Offer (except as otherwise provided herein) will be converted into the right to receive the Offer Price.

Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be governed by and effected under section 251(h) of the DGCL and, subject to the terms of this agreement, effected as soon as practicable following the consummation (as defined in section 251(h) of the DGCL) of the Offer;

The board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated hereby (collectively, the “Merger Transactions”) are fair to and in the best interests of the Company and its stockholders, (ii) approved this agreement and the Merger Transactions and declared it advisable that the Company enter into this agreement and consummate the Merger Transactions, (iii) resolved that this agreement and the Merger shall be governed by and effected under section 251(h) of the DGCL and (iv) resolved to recommend that the Company’s stockholders tender their shares of Company Common Stock in the Offer (such recommendation, the “Company Board Recommendation”).

The board of directors of Merger Sub has approved and declared it advisable for Merger Sub to enter into this agreement and consummate the Merger Transactions.

The board of directors of Parent has approved this agreement and the Merger Transactions and Parent, in its capacity as the sole stockholder of Merger Sub, has agreed to approve the adoption of this agreement.

Concurrently with the execution of this agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this agreement, certain stockholders of the Company are entering into agreements with Parent and Merger Sub pursuant to which, among other things and subject to the conditions in such agreements, such stockholders are irrevocably agreeing to tender in the Offer the shares of Company Common Stock beneficially owned by them (as the same may be amended from time to time pursuant to their respective terms, the “Support Agreements”).

The Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this agreement.

The parties therefore agree as follows:

ARTICLE I

THE MERGER TRANSACTIONS

1.1          The Offer

(a)           Upon the terms and subject to the conditions of this agreement, as promptly as reasonably practicable following the date hereof, but in any event no later than the tenth Business Day after the initial public announcement of the execution of this agreement (subject to the Company having timely provided any information required to be provided by it pursuant to section 1.1(i) and section 1.2(d)), Merger Sub shall, and Parent shall cause Merger Sub to, commence, within the meaning of Rule 14d-2 under the Exchange Act, the Offer.  The obligations of Merger Sub, and of Parent to cause Merger Sub, to accept for payment, and pay for, any shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer are subject only to the satisfaction or waiver (to the extent permitted under this agreement) of the conditions set forth in annex I (as they may be amended in accordance with this agreement, the “Offer Conditions”).

(b)           Parent and Merger Sub reserve the right, to the extent permitted by Law, at any time, to waive, in whole or in part, any Offer Condition (other than the Minimum Condition) or to modify the terms of the Offer in any manner; except that, without the prior written consent of the Company, neither Parent nor Merger Sub shall (i) reduce the maximum number of shares of Company Common Stock sought to be purchased in the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Condition, (iv) impose conditions to the Offer that are in addition to the Offer Conditions, or modify or amend any existing Offer Condition in a manner adverse to the holders of the Company Common Stock, (v) except as otherwise required or permitted by section 1.1(d), extend or otherwise change the Expiration Time, (vi) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act, (vii) increase the Offer Price, except following an Adverse Recommendation Change or the Company’s delivery to Parent of a notice of a Superior Proposal or in the event that Merger Sub is permitted to extend the Offer pursuant to section 1.1(d)(i)(2), or (viii) otherwise amend, modify or supplement the

Offer in any manner adverse to the holders of Company Common Stock.  The Offer may not be terminated prior to its scheduled Expiration Time, unless this agreement is terminated in accordance with article VII.

(c)           The Offer shall initially expire at midnight (New York City time) at the end of the day that is 20 Business Days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with section 1.1(d), the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”).

(d)           Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer (i) if on the then scheduled Expiration Time, the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied or waived by Parent or Merger Sub if permitted hereunder, for one or more occasions in consecutive increments of up to fifteen Business Days each, as determined by Merger Sub in its sole discretion, in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Merger Sub to waive any Offer Condition, other than the Minimum Condition); provided, however, that (1) Merger Sub shall not be required to extend the Offer to a date later than the Outside Date and (2) if all of the Offer Conditions (other than the Minimum Condition and other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied) have been satisfied or waived, Merger Sub shall not be required to (but notwithstanding anything to the contrary in this agreement, in its sole discretion may) extend the Offer to a date later than the earlier of (x) the Outside Date and (y) the date that is twenty Business Days after the date that all of the Offer Conditions (other than the Minimum Condition and other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied) have been satisfied or waived, and (ii) if required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the Nasdaq Global Select Market (the “Nasdaq”) or the New York Stock Exchange (the “NYSE”), except that Merger Sub shall not be required to extend the Offer to a date later than the Outside Date.  No extension pursuant to this section 1.1(d) shall be deemed to impair, limit, or otherwise restrict in any manner the rights of the parties hereto to terminate this agreement pursuant to the terms of article VII.

(e)           On the terms and subject to the conditions of this agreement, (i) at or as promptly as practicable following the Expiration Time, Merger Sub shall, and Parent shall cause Merger Sub to, irrevocably accept for payment (the time of acceptance for payment, the “Offer Acceptance Time”) all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer and (ii) at or as promptly as practicable following the Offer Acceptance Time (but in any event within three Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) Merger Sub shall, and Parent shall cause Merger Sub to, pay for all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer, in each case without interest and subject to any applicable withholding of Taxes.  Parent shall provide or cause to be provided to Merger Sub, on a timely basis, the funds necessary to purchase any shares of Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer.

(f)            The Offer Price payable in respect of each share of Company Common Stock shall be paid on the terms and subject to the conditions of this agreement.  The Company agrees that no shares of Company Common Stock held by the Company or any of its Subsidiaries will be tendered pursuant to the Offer.

(g)           Unless this agreement is terminated pursuant to article VII, neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to any scheduled Expiration Time without the prior written consent of the Company.  In the event this agreement is terminated pursuant to article VII, Merger Sub shall promptly following such termination irrevocably and unconditionally terminate the Offer and shall not acquire any shares of Company Common Stock pursuant thereto.  If the Offer or this agreement is terminated in accordance with this agreement, Merger Sub shall promptly return, or cause any depositary acting on behalf of Merger Sub to promptly return, all tendered shares of Company Common Stock to the tendering stockholders in accordance with applicable Law.

(h)           The Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this agreement and at or prior to the Offer Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of shares of Company Common Stock the same economic effect as contemplated by this agreement prior to such action.

(i)            On the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”), which shall contain or incorporate by reference an offer to purchase and a related letter of transmittal and other appropriate ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”), and cause the Offer Documents to be disseminated to the holders of Company Common Stock as and to the extent required by United States federal securities Laws.  The Company shall promptly furnish or otherwise make available to Parent or Parent’s legal counsel upon request all information concerning the Company that is required by the Exchange Act or other applicable Law to be set forth in the Offer Documents and all other information concerning the Company that may be reasonably requested by Parent for inclusion in the Offer Documents.  Each of Parent, Merger Sub and the Company shall promptly correct any information supplied by it or on its behalf for inclusion or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary and use all reasonable efforts to promptly amend or supplement the Offer

Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable Law.  Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all written correspondence and summaries of all material oral communications between them and their respective Representatives, on the one hand, and the SEC, on the other hand.  Unless there has been an Adverse Recommendation Change, prior to the filing of the Offer Documents with the SEC or dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any such comments.  Unless the Offer has been terminated in accordance with the terms of this agreement, if Parent or Merger Sub receives any comments from the SEC or its staff with respect to the Offer Documents, then each shall use its commercially reasonable efforts to respond promptly to such comments.

1.2          Company Actions

(a)           The Company hereby approves of and consents to the Offer, the Merger and the other Merger Transactions and consents to the inclusion in the Offer Documents of the Company Board Recommendation.

(b)           On the date the Offer Documents are filed with the SEC, the Company shall, concurrently with the filing of the Schedule TO, file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule 14D-9”) containing, subject to section 5.3, the Company Board Recommendation and shall cause the Schedule 14D-9 to be disseminated to the holders of Company Common Stock as and to the extent required by United States federal securities Laws, including Rule 14d-9 under the Exchange Act.  Each of Parent and Merger Sub shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel upon request all information concerning Parent and Merger Sub that is required by the Exchange Act or other applicable Law to be set forth in the Schedule 14D-9 and all other information concerning Parent and Merger Sub that may be reasonably requested by the Company for inclusion in the Schedule 14D-9.  Each of the Company, Parent, and Merger Sub shall promptly correct any information supplied by it or on its behalf for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary and use all reasonable efforts to promptly amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as soon as and to the extent required by applicable Law.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent with copies of all written correspondence and summaries of all material oral communications between the Company and its Representatives, on the one hand, and the SEC, on the other hand.  Prior to the filing of the Schedule 14D-9 and any amendment or supplement thereto (that does not contain or relate to an Adverse Recommendation Change) with the SEC or dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 or amendment or supplement or response, and the Company shall give reasonable consideration to any such comments.  Unless the Offer has been terminated in accordance with the terms of this agreement, in the event that the Company receives any comments from the SEC or its staff with respect to the Schedule 14D-9, then it shall use its commercially reasonable efforts to respond promptly to such comments.

(c)           The Schedule 14D-9 shall also contain and constitute the notice to holders of Company Common Stock of the availability of appraisal rights in connection with the Merger required to be delivered to such holders by section 262(d) of the DGCL.  The Company shall set the record date for the holders of Company Common Stock to receive such notice of appraisal rights as the same date as the Stockholder List Date and shall disseminate the Schedule 14D-9 including such notice of appraisal rights to such holders to the extent required by section 262(d) of the DGCL.

(d)           The Company shall, or shall cause its transfer agent to, furnish Parent and Merger Sub and their agents promptly (and in any event no later than five Business Days) after the date of this agreement and from time to time thereafter as requested by Parent or Merger Sub with mailing labels containing the names and addresses of the record holders of Company Common Stock as of the latest practicable date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, in each case as of the latest date practicable, and shall promptly furnish to Parent and Merger Sub such other information and assistance (including periodically updated lists of stockholders, security position listings and computer files) as Parent or Merger Sub may reasonably request in connection with the Offer.  The date of the list of stockholders used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated is referred to as the “Stockholder List Date”.  Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger Transactions, Parent and Merger Sub and their Representatives shall use the information contained in any such labels, listings and files only in connection with the Merger Transactions, shall treat such information and materials in accordance with the terms and conditions of the Confidentiality Agreement, and, if this agreement is terminated, shall destroy all copies of such information then in their possession or under their control promptly upon the written request of the Company.

1.3          The Merger.  Upon the terms and subject to the conditions set forth in this agreement, and in accordance with the DGCL, at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly owned Subsidiary of Parent.

1.4          Closing.  Subject to the satisfaction or waiver of all of the conditions to closing contained in article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to such conditions being able to be satisfied), the closing of the Merger (the “Closing”) shall take place remotely via electronic delivery of duly signed documents (a) at 7:00 a.m. (California time) as soon as practicable following the consummation (as defined in section 251(h) of the DGCL) of the Offer, but in any event no later than the third Business Day following such satisfaction or waiver of such conditions, or (b) at such other time as Parent and the Company may agree in writing.  The date on which the Closing occurs is referred to as the “Closing Date”.

1.5          Effective Time.  On the Closing Date, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL, and shall make all other deliveries, filings or recordings required by the DGCL in connection with the Merger.  The Merger shall become effective when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

1.6          Merger Without Meeting of Stockholders.  The Merger shall be governed by and effected under section 251(h) of the DGCL.  The parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of section 251(h) of the DGCL) of the Offer, without a vote of the stockholders of the Company in accordance with section 251(h) of the DGCL.

1.7          Effects of the Merger.  The Merger shall have the effects set forth in the DGCL, this agreement and the Certificate of Merger.

1.8          Certificate of Incorporation.  At the Effective Time, the certificate of incorporation of the Company will be amended such that the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, will be the certificate of incorporation of the Surviving Corporation, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL and such certificate of incorporation.

1.9          Bylaws.  At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation until thereafter amended as provided by the DGCL, the certificate of incorporation of the Surviving Corporation or such bylaws.

1.10        Directors and Officers.  At the Effective Time, the directors and officers of Merger Sub, as constituted immediately prior to the Effective Time, will be the directors and officers of the Surviving Corporation, for so long as provided under the DGCL, the certificate of incorporation of the Surviving Corporation or the bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

2.1          Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a)           Conversion of Merger Sub Capital Stock.  Each share of capital stock of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.  From and after the Effective Time, all certificates representing shares of capital stock of Merger Sub shall be deemed to represent for all purposes the number of shares of the common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b)           Cancellation of Certain Shares.  Each share of Company Common Stock owned by the Company as treasury stock or owned by Merger Sub immediately before the Effective Time or that was irrevocably accepted by Merger Sub in the Offer (collectively, the “Excluded Shares”) shall be canceled automatically and shall cease to exist, and no consideration shall be paid for those Excluded Shares.

(c)           Conversion of Company Common Stock.

(i)            Each share of Company Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted automatically into and shall thereafter represent only the right to receive the Offer Price (the “Merger Consideration”), without interest and subject to any required withholding of Taxes, payable upon surrender of such shares in accordance with section 2.2.

(ii)           All shares of Company Common Stock that have been converted pursuant to section 2.1(c)(i) shall be canceled automatically and shall cease to exist, and the holders of (A) certificates which immediately before the Effective Time represented such shares (the “Certificates”) or (B) shares represented by book-entry immediately before the Effective Time (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with section 2.2.

(d)           Equitable Adjustment.  If at any time during the period between the date of this agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to Company Common Stock, then the Merger Consideration shall be equitably adjusted to reflect such change.

2.2          Surrender of Certificates and Book-Entry Shares.

(a)           Paying Agent.  Not less than three Business Days before the Closing Date, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the paying agent for the payment of the amounts to be paid pursuant to this article II (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent on terms and conditions that are satisfactory to the Company in its reasonable discretion.  Parent shall be responsible for all fees and expenses of the Paying Agent.

(b)           Payment Fund.  At or as promptly as practicable after the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Certificates and Book-Entry Shares, for payment in accordance with this article II by the Paying Agent, sufficient funds for the payment of the aggregate Merger Consideration (such funds provided to the Paying Agent are referred to as the “Payment Fund”).

(c)           Payment Procedures.

(i)            Letter of Transmittal.  Promptly after the Effective Time, Parent shall cause the Paying Agent to mail the following to each holder of record of a share of Company Common Stock converted pursuant to section 2.1(c)(i): (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass only upon proper delivery of Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal; and (B) instructions for surrendering such Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration.

(ii)           Surrender of Shares.  Upon surrender of a Certificate or of a Book-Entry Share for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Certificate or Book-Entry Share shall be entitled to receive, and the Paying Agent shall promptly pay in exchange therefor, the Merger Consideration payable and issuable in respect of the number of shares formerly evidenced by that Certificate or such Book-Entry Share less any required withholding of Taxes.  Any Certificates and Book-Entry Shares so surrendered shall be canceled immediately.  No interest shall accrue or be paid on any amount payable upon surrender of Certificates or Book-Entry Shares.

(iii)          Unregistered Transferees.  If any Merger Consideration is to be paid and issued to a Person other than the Person in whose name the surrendered

Certificate or Book-Entry Share is registered, then the Merger Consideration may be paid or issued to such a transferee so long as (A) the surrendered Certificate or Book-Entry Share, as applicable, shall be properly endorsed and presented to the Paying Agent or shall otherwise be in proper form for transfer and is accompanied by all documents reasonably required by Parent to evidence and effect that transfer and (B) the Person requesting such payment or issuance (x) pays any applicable transfer Taxes or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that all such transfer Taxes have already been paid or are not applicable.

(iv)          No Other Rights.  Until surrendered in accordance with this section 2.2(c), each Certificate and each Book-Entry Share in respect of shares of Company Common Stock converted into the right to receive Merger Consideration pursuant to section 2.1(c)(i) shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration.  The Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share in accordance with the terms of this article II shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and, in the case of a Certificate, the shares of Company Common Stock formerly represented by it.

(d)           Lost, Stolen or Destroyed Certificates.  If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the execution and delivery by such Person of a customary indemnity agreement to provide indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration to such Person in respect of the shares of Company Common Stock represented by such Certificate as contemplated by this article II.

(e)           No Further Transfers.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately before the Effective Time.

(f)            Withholding.  Parent, Merger Sub, the Surviving Corporation, the depository for the Offer and the Paying Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable under this agreement (pursuant to article I, this article II, or otherwise) such amounts as are required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable state, local or foreign Tax Law.  To the extent that any amounts are so deducted and withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this agreement.

(g)           No Liability.  Notwithstanding any provision of this agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h)           Investment of Payment Fund.  The Paying Agent shall invest the Payment Fund as directed by Parent; however no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Company Common Stock immediately prior to the Effective Time and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of such holders of Company Common Stock in the amount of any such losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this article II.

(i)            Termination of Payment Fund.  Parent is entitled to require the Paying Agent to return to Parent or Parent’s designee any portion of the Payment Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares one year after the Effective Time.  Thereafter, any holder of Certificates or Book-Entry Shares who has not complied with this article II shall look only to Parent or the Surviving Corporation, which shall remain responsible for payment and issuance of the applicable Merger Consideration.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims of interest of any Person previously entitled thereto.

2.3          Company Equity Awards.

(a)           Each option to purchase shares of Company Common Stock (each, a “Company Option”) that has been granted under any Company Stock Plan will, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be treated as follows:

(i)            immediately after the Effective Time, each portion of any Company Option that is not a Rollover Option and that was outstanding and vested immediately prior to the Effective Time and then exercisable for a per share exercise price less than the Merger Consideration that would be payable in respect of the Company Common Stock underlying such Company Option (any such portion of such Company Option, an “In-the-Money Cash Out Option”) will be canceled in exchange for payment to the holder of such Company Option of an amount in cash equal to the amount, if any, by which (A) the Merger Consideration that would be payable in accordance with section 2.1(c) in respect of the shares of Company Common Stock issuable upon exercise of such In-the-Money Cash Out Option had such In-the-Money Cash Out Option been exercised in full prior to the Effective Time exceeds (B) the aggregate exercise price for such In-the-Money Cash Out Option (such payment to be net of Tax withholdings) (the “Company Option Cash Out Amount”); and

(ii)           as of the Effective Time, Parent shall, in a manner that is intended to satisfy the requirements of section 409A of the Code and the proposed and final Treasury Regulations thereunder, substitute the portion of any Company Option that is outstanding and unvested immediately prior to the Effective Time, is then held by a Continuing Employee and is exercisable for a per share exercise price less than the Merger Consideration that would be payable in respect of the Company Common Stock underlying such Company Option (any such portion of such Company Option, a “Rollover Option”) with an option to acquire, on the same material terms and conditions as were applicable to such Rollover Option as of immediately prior to the Effective Time (except (x) that any continued employment or service requirement will be based on the applicable Continuing Employee’s continued employment or service (but excluding any consultants) with Parent or its Subsidiaries (including the Surviving Corporation) following the Closing and (y) as provided in clauses (A) and (B) below), the number of shares of Class A Common Stock of Parent (“Parent Common Stock”), rounded down to the nearest whole share, determined by multiplying the number of shares of Company Common Stock issuable upon the exercise in full of such Rollover Option as of immediately prior to the Effective Time by a fraction (such fraction, the “Option Exchange Ratio”), the numerator of which will be the Merger Consideration and the denominator of which will be equal to the average of the closing prices of Parent Common Stock on the New York Stock Exchange as reported on https://www.nyse.com/quote/XNYS:VMW for the ten trading days ending on (and inclusive of) the trading day that is five trading days immediately prior to the Closing Date, at an exercise price per share of Parent Common Stock equal to the quotient obtained by dividing (x) the per share exercise price of such Rollover Option, by (y) the Option Exchange Ratio, rounded up to the nearest whole cent (each, as so adjusted, a “Substituted Option”).  The Substituted Options will continue to have, and be subject to, the same material terms and conditions as were applicable to the Rollover Option as of immediately prior to the Effective Time, except that:

(A)          in the case of any Rollover Option that is intended to qualify as an incentive stock option under section 422 of the Code, the Substituted Option issued in exchange for such Rollover Option will not be an incentive stock option; and

(B)          in the case of any Rollover Option that includes in its terms an early exercise feature, the Substituted Option issued in exchange for such Rollover Option will not contain an early exercise provision.

(b)           All Company Options that are not In-the-Money Cash Out Options or Rollover Options will be canceled at the Effective Time without payment of any consideration.

(c)           As of the Effective Time each unvested Company RSU that is then held by a Continuing Employee and remains outstanding immediately prior to the Effective Time will be substituted with a restricted stock unit covering Parent Common Stock (a “Parent RSU”).  The number of shares of Parent Common Stock subject to a Parent RSU will be determined by multiplying the number of shares of Company Common Stock subject to the Company RSU immediately prior to the Effective Time by the Option Exchange Ratio and rounding down to the nearest whole share of Parent Common Stock. The Parent RSUs will continue to have, and be subject to, the same material terms and conditions as were applicable to the Company RSUs as of immediately prior to the Effective Time, except that:

(i)            any continued employment or service requirement will be based on the applicable Continuing Employee’s continued employment or service (but excluding any consultants) with Parent or its Subsidiaries following the Closing;

(ii)           the vesting dates for the Parent RSUs will be changed following the Effective Time to occur on the first day of the applicable month in which the vesting for each Company RSU underlying such Parent RSU would have otherwise occurred; and

(iii)          on, and only with respect to, the first such vesting date, an additional amount will vest equal to the number of Company RSUs, if any, that would have vested between the Closing Date and the first day of the calendar month next occurring thereafter had the original vesting schedule for the Company RSU remained in effect.

(d)           All Company RSUs not substituted as of the Effective Time pursuant to section 2.3(c), will be canceled at the Effective Time without payment of any consideration; provided, however, that any Company RSU that is vested, but not settled, as of the Effective Time, shall be cancelled in exchange for payment to the holder of such Company RSU of an amount in cash equal to the Merger Consideration in accordance with section 2.3(i) (“Vested Company RSU”).

(e)           For any Company Common Stock that, immediately prior to the Effective Time, remains unvested or is subject to a repurchase option, risk of forfeiture or other condition on title or ownership under any applicable restricted stock purchase agreement or other Contract with the Company (“Company Restricted Stock”) and is held by a Continuing Employee, an amount determined by multiplying the number of shares of Company Restricted Stock outstanding immediately prior to the Effective Time by the Merger Consideration Stock held by such Continuing Employee shall be withheld at the Closing by Parent from any consideration otherwise payable to such Continuing Employee, and become payable, without interest, on the same vesting schedule as was applicable to such Company Restricted Stock as of immediately prior to the Effective Time.  The Company shall not permit any Company Restricted Stock to be tendered in the Offer.

(f)            With respect to the Company’s 2018 Employee Stock Purchase Plan (the “Company ESPP”), the Company will take all actions reasonably necessary to provide that (i) no new Offering (as defined in the Company ESPP) shall commence following the date of this agreement, (ii) no individual participating in the Company ESPP shall be permitted to (A) increase the amount of his or her rate of payroll contributions thereunder from the rate in effect as of the date of this agreement, or (B) make separate non-payroll contributions to the Company ESPP on or following the date of this agreement, and (iii) no individual who is not participating in the Company ESPP as of the date of this agreement may commence participation in the Company ESPP.  No later than three Business Days prior to the Effective Time, the outstanding Offering that is in progress on such date shall terminate and be the final Offering under the Company ESPP and the accumulated payroll deductions of each participant under the Company ESPP will be returned to the participant by the Surviving Corporation pursuant to the terms of the Company ESPP, without the issuance of any shares of Company Common Stock or other Company Capital Stock.

(g)           No later than 15 days after the Closing Date, Parent shall register the shares of Parent Common Stock issuable pursuant to Substituted Options and Parent RSUs on a registration statement on Form S-8 (if such Form is available).

(h)           All Company Options, Company RSUs, rights under the Company ESPP and the Company Stock Plans will terminate as of the Effective Time, and, following the Effective Time, no holder of any Company Option or Company RSU or any participant in the Company ESPP or any other Company Stock Plan will have any right to acquire any equity securities of the Company, its Subsidiaries, or the Surviving Corporation as a result of such holder’s Company Options, Company RSUs or other rights under any of the Company Stock Plans.

(i)            Payment of the applicable portion of the Merger Consideration for each In-the-Money Cash Out Option and Vested Company RSU will be made as follows:  No later than ten Business Days after the Closing Date, Parent shall, or shall cause the Surviving Corporation to, deliver to the holder of (i) any In-the-Money Cash Out Option the applicable portion of the Company Option Cash Out Amount, or (ii) any Vested Company RSU the applicable portion of Merger Consideration payable to the holder of such Vested Company RSU, in each case of clauses (i) and (ii), net of Tax withholdings. To the extent that such Taxes are so deducted or withheld and paid over to the appropriate Taxing Authority, the amounts thereof will be treated for all purposes hereunder as having been paid to the Person to whom such amounts would otherwise have been paid.

(j)            Prior to the Expiration Time, the Company shall use commercially reasonable efforts to effect the treatment of Company Options and Company RSUs provided for under this section 2.3, under the Company Stock Plans, under all Contracts governing the terms of all Company Options or Company RSUs, and under any other applicable plan or arrangement to which the Company is a party or by which the Company may be bound with respect to such Company Options or Company RSUs, including (A) giving any required notice and obtaining any required consent contemplated thereby, and (B) at the request of Parent, sending to any holders of Company Options and Company RSUs notices drafted by Parent (and subject to reasonable review and approval by the Company, which approval will not be unreasonably withheld, conditioned or delayed) with respect to the treatment of such instruments under this agreement.  The Company shall not send or otherwise make available any notices to any holders of Company Options or Company RSUs, or solicit any consents or other approvals from the holders of any Company Options or Company RSUs unless and until Parent has reviewed and approved all such notices and related documentation (including any email messages and notifications) to be sent or made available to such holders (which approval may not be unreasonably withheld or delayed).

(k)           Notwithstanding the foregoing, if a Company Option or Company RSU is subject to the Laws of a non-U.S. jurisdiction and Parent determines in good faith that the treatment set forth in this agreement with respect to such Company Option or Company RSU may not be effected using commercially reasonable efforts, Parent may provide for different treatment (subject to review and approval by the Company, which approval will not be unreasonably withheld, conditioned or delayed).

2.4          Dissenting Shares.

(a)           Notwithstanding any provision of this agreement to the contrary (but subject to the other provisions of this section 2.4), any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and for which the holder thereof is entitled to demand and properly demands the appraisal of such shares in accordance with, and complies in all respects with, the DGCL (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with section 2.1(c).  At the Effective Time, (i) all Dissenting Shares shall be canceled and cease to exist and (ii) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL.

(b)           Notwithstanding the provisions of section 2.4(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon adherence to the procedures set forth in section 2.2(c).

(c)           The Company shall give Parent (i) prompt written notice of any demands for appraisal of any shares of Company Common Stock, the withdrawals of such demands and any other instrument served on the Company under the DGCL relating to stockholders’ appraisal rights and (ii) the right to participate in and direct all negotiations and proceedings with respect to such demands for appraisal.  The Company shall not offer to make or make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands for appraisal, or agree to or commit to any of the foregoing, without the prior written consent of Parent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except as (i) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub as of the date of this agreement (the “Company Disclosure Schedule”) (it being understood that information set forth in a section or subsection of the Company Disclosure Schedule shall be deemed to be disclosed for purposes of, and shall qualify, the corresponding section or subsection of this agreement and any other section or subsection of this agreement where it is reasonably apparent on the face of such information (without independent knowledge of the information or the documents so referenced other than what is set forth in such disclosure) that such information applies to such other section or subsection) or (ii) disclosed in any report, schedule, form, statement or other document (including exhibits, but excluding, in each case, any disclosures contained or referenced therein under the captions “Risk Factors” or “Quantitative and Qualitative Disclosures About Market Risk,” disclosures contained or referenced therein in any “forward-looking statements” disclaimer or safe harbor statement, and any other disclosures contained or referenced therein to the extent they are predictive, cautionary or forward-looking in nature) filed with, or furnished to, the SEC under sections 13, 14(a) and 15(d) the Exchange Act filed and publicly available prior to the date of this agreement:

3.1          Organization and Good Standing.  Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted.  The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the Laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to so qualify, individually or in the aggregate, has not and would not reasonably be expected to have a Company Material Adverse Effect.

3.2          Corporate Authorization.

(a)           The Company has all necessary corporate power and authority to enter into this agreement and, assuming the Merger Transactions are consummated in accordance with section 251(h) of the DGCL, to perform its obligations hereunder to consummate the Merger Transactions.  The Company Board at a meeting duly called and held has unanimously: (i) determined that the Merger Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved this agreement and the Merger Transactions and declared it advisable that the Company enter into this agreement and consummate the Merger Transactions, (iii) resolved that this agreement and the Merger shall be governed by and effected under section 251(h) of the DGCL, (iv) made the Company Board Recommendation and (v) to the extent necessary, having the effect of causing the Merger, this agreement, the Support Agreements, the Merger Transactions and the transactions contemplated by the Support Agreements not to be subject to any state Takeover Law or similar Law that might otherwise apply to the Merger or any of the other Merger Transactions, in each case, on the terms and subject to the conditions of this agreement.

(b)           The execution, delivery and performance of this agreement by the Company and the consummation by the Company of the Merger Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company.  The Company has made available to Parent a true and correct copy of the Company Organizational Documents. The Company is not in material violation of any of the provisions of its Company Organizational Documents.

(c)           Assuming due authorization, execution and delivery hereof by the other parties hereto, this agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting or relating to creditors’ rights generally and (ii) general principles of equity, whether considered in a proceeding at law or in equity.

3.3          Governmental Authorizations; Non-Contravention.

(a)           Assuming that the representations and warranties of Parent and Merger Sub contained in section 4.3 are true and correct, and assuming that the Merger Transactions are consummated in accordance with section 251(h) of the DGCL, the execution, delivery and performance of this agreement by the Company and the consummation by the Company of the Merger Transactions do not and will not require any consent, approval or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than:

(i)            the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business;

(ii)           any filings and reports that may be required in connection with this agreement and the Merger Transactions either (A) with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”) or (B) under state securities Laws or “blue sky” Laws;

(iii)          compliance with the Nasdaq rules and regulations;

(iv)          the filings with the Specified Antitrust Authorities; and

(v)           where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, reasonably expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)           The execution, delivery and performance of this agreement by the Company and the consummation by the Company of the Merger Transactions do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents or (ii) assuming that all Governmental Authorizations described in section 3.3(a) have been obtained or made prior to the Offer Acceptance Time or the Effective Time, as applicable, (x) contravene or conflict with, or result in any violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (“Company Assets”) are bound or (y) result in any violation or breach of, or constitute a default under, or entitle any party to terminate, accelerate or adversely modify, or result in the creation of any Lien under (in each case with or without notice or lapse of time or both), any Contracts to which the Company or any of its Subsidiaries is a party or by which any Company Assets are bound, other than in the case of clause (ii) of this section 3.4(b), as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, which, in any event, would not reasonably be expected to result in Liability to the Company and its Subsidiaries in excess of $2,000,000 in the aggregate.

3.4          Capitalization.

(a)           The authorized capital stock of the Company consists solely of 500,000,000 shares of Company Common Stock and 25,000,000 shares of Company Preferred Stock.  As of the close of business on August 20, 2019 (the “Measurement Date”), (i) 74,251,465 shares of Company Common Stock were issued and outstanding, (ii) 55,404 shares of Company Common Stock were held in treasury by the Company, (iii) 12,407,047 shares of Company Common Stock were subject to outstanding Company Options, (iv) 3,417,591 shares of Company Common Stock were issuable upon vesting of outstanding Company RSUs, (v) 27,213 shares of Company Common Stock were subject to outstanding purchase rights under the Company ESPP, and (vi) no shares of Company Preferred Stock were issued and outstanding.  Except as set forth above and for changes since the Measurement Date resulting from the exercise of Company Options or vesting and settlement of Company RSUs outstanding, and in accordance with their terms, as of such date, (x) no shares of capital stock or other equity or voting securities of the Company are issued, reserved for issuance or outstanding, and (y) there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity or voting securities of the Company or of any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.  No shares of Company Common Stock are owned, beneficially or otherwise, by any Subsidiary of the Company.

(b)           All issued and outstanding shares of Company Common Stock and all shares of Company Common Stock that are subject to issuance, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable, (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable and were, or upon issuance will be, issued in accordance with all applicable Laws and (ii) are not, or upon issuance will not be, subject to any pre-emptive rights.

(c)           Since the Measurement Date, the Company has not issued any shares of its capital stock or any securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company.

(d)           All the outstanding capital stock or other equity interest of each Subsidiary of the Company is, to the extent applicable, duly authorized, validly issued, fully paid and nonassessable and is owned by the Company free and clear of any Liens

(other Permitted Liens) and has not been issued in violation of any preemptive rights pursuant to applicable Law, the organizational documents of such Subsidiary or otherwise.

(e)           There are no outstanding obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or capital stock of any Subsidiary of the Company or any other equity securities of the Company or any of its Subsidiaries or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of Company Capital Stock or other equity securities of the Company or any of its Subsidiaries or (ii) to provide any funds to or make any investment (including in respect of any unsatisfied subscription obligation or capital contribution or capital account funding obligation) in (A) any Subsidiary of the Company that is not wholly owned by the Company or (B) any other Person.

(f)            Other than the Amended and Restated Investor Rights Agreement, the Company is not a party to any stockholder agreements, investors’ rights agreements, voting agreements, voting trusts, right of first refusal and co-sale agreements, management rights agreements or other similar Contract with respect to the voting, registration, redemption, sale, transfer or other disposition of Company Capital Stock or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of Company Common Stock or other equity securities of the Company.  There are no bonds, debentures or notes or other obligations issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with stockholders of the Company on any matters.

(g)           Section 3.4(g) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the Measurement Date, of all outstanding Company Options, Company RSUs and other rights to purchase or receive shares of Company Common Stock and, for each such Company Option and Company RSU and other right, (i) the number of shares of Company Common Stock subject thereto, (ii) the terms of vesting and vested status and whether the vesting would be accelerated, in whole or in part, as a result of the Offer or the Merger, alone or in combination with any termination of employment or otherwise, (iii) the grant and expiration dates, (iv) the per share exercise price, (v) the name of the holder thereof, (vi)  the status of the Company Option as an “incentive stock option” as defined in section 422 of the Code, a non-qualified stock option or otherwise, (vii) the Company Stock Plan under which the grant was made and (viii) whether the holder thereof is a current employee, consultant or independent contractor of the Company or any of its Subsidiaries.

(h)           Except as set forth in section 3.4(g) of the Company Disclosure Schedule, there is no existing option, restricted stock unit, stock appreciation right, performance share, “phantom” stock or other equity-based or equity-linked compensatory arrangement, warrant, call, right or Contract of any character to which the Company or any of its Subsidiaries is a party requiring, and there are no securities of the Company or any of its Subsidiaries outstanding that, upon conversion or exchange, would require, the issuance, sale or transfer of any additional shares of Company Capital Stock or capital stock of any Subsidiary of the Company or other equity securities of the Company or any of its Subsidiaries or other securities convertible into, exchangeable or evidencing the right to subscribe for or purchase shares of Company Capital Stock or other equity securities of the Company or any of its Subsidiaries.  Except as set forth in section 3.4(g) of the Company Disclosure Schedule, there are no outstanding shares of Company Capital Stock or other equity securities of the Company subject to any vesting, transfer or other restrictions.

(i)            With respect to each outstanding and former stock option and restricted stock unit covering Company Capital Stock, including each Company Option and Company RSU, as applicable, (A) such grant was duly authorized no later than the date on which the grant was by its terms to be effective (the “Grant Date”) by all necessary corporate action, (B) such grant had and has a per share exercise price equal to no less than the per share fair market value of the underlying Company Capital Stock on the Grant Date, as determined in accordance with section 409A of the Code, (C)  such grant was made in all material respects in accordance with the terms of the Company Stock Plans and all applicable Laws, including valid registration under or exemptions from registration under the Securities Act and all other applicable securities laws, and (iv) such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of the Company. The Company Stock Plans are the only plans or programs the Company maintains under which outstanding equity-based or equity-linked compensation has been paid or promised.

3.5          Subsidiaries.  Section 3.5 of the Company Disclosure Schedule sets forth, as of the date of this agreement, a true, correct and complete list of each Subsidiary of the Company and its jurisdiction of incorporation or formation.  Each of the Subsidiaries of the Company is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted. Each Subsidiary of the Company is duly qualified or authorized to do business as a foreign corporation, limited liability company or other legal entity and is in good standing under the Laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to so qualify, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No Subsidiary is in material violation of any of the provisions of its Company Organizational Documents.  Each of the Subsidiaries of the Company is wholly owned by the Company, directly or indirectly. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in any Person, or any interest convertible into, exercisable or exchangeable for any of the foregoing.

3.6          SEC Reports.  The Company has timely filed with the SEC all Company SEC Reports required to have been filed on or after May 3, 2018.  As of their respective effective dates (in the case of Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”)) and as of their respective filing dates (in the case of all other Company SEC Reports), and except to the extent corrected by subsequent Company SEC Reports filed prior to the date hereof, each Company SEC Report (a) complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, applicable to such Company SEC Report, (b) was prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law and (c) did not, as of such respective dates, or if amended or restated prior to the date hereof, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading.  As of the date of this agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports.  No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC.

3.7          Financial Statements.

(a)           The consolidated financial statements of the Company included in the Company SEC Reports filed on or after May 3, 2018:

(i)            as of their respective filing dates, complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii)           were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes to those financial statements, as permitted by Regulation S-X or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act, and except that the unaudited statements may not contain certain footnotes and are subject to normal, recurring audit adjustments); and

(iii)          fairly presented (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal, recurring audit adjustments) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

(b)           The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).  Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act, is made known to the Company’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act.  The chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(c)           The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP.  The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  A true, correct and complete summary of any such disclosures made by management to the Company’s auditors and audit committee is set forth in section 3.7(c) of the Company Disclosure Schedule.

(d)           Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Reports.

(e)           The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.  Since May 3, 2018, neither the Company nor any of the Subsidiaries of the Company has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. There are no outstanding loans or other extensions of credit made by the Company or any of the Subsidiaries of the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(f)            Since January 1, 2016, to the Knowledge of the Company, neither the Company nor any director, officer, auditor or accountant of the Company has received any written material complaint, allegation, assertion or claim that the Company or its Subsidiaries have engaged in illegal or fraudulent accounting or auditing practices. Since May 3, 2018, to the Knowledge of the Company, no attorney representing the Company, whether or not employed by the Company, has reported to the Company Board or any committee thereof or to any director or officer of the Company any evidence of a material violation of United States federal securities Laws and the rules and regulations of the SEC promulgated thereunder, by the Company or any of its officers or directors.  To the Knowledge of the Company, there are no SEC inquiries or investigations or other inquiries or investigations by a Governmental Authority pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any executive officer of the Company.

3.8          No Undisclosed Liabilities.  There are no Liabilities of the Company or any of its Subsidiaries, other than (a) Liabilities disclosed or reserved against in the consolidated balance sheet of the Company as of June 30, 2019 (the “Balance Sheet Date”) included in the Company’s Quarterly Report on Form 10-Q filed by the Company with the SEC on August 1, 2019 (without giving effect to any amendment thereto), (b) Liabilities incurred since the Balance Sheet Date in the Ordinary Course of Business (other than Liabilities resulting from breaches of Contracts) or (c) Liabilities, individually or in the aggregate, that have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.9          Absence of Certain Changes.  Except as otherwise contemplated, required or permitted by this agreement, since the Balance Sheet Date through the date of this agreement, (a) the Company has conducted its business, in all material respects, in the Ordinary Course of Business, (b) there has not been any Company Material Adverse Effect, and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken between the date of this agreement and prior to the Effective Time, would have required the consent of Parent under section 5.1(a) or sections 5.1(b)(ii), 5.1(b)(vi), 5.1(b)(vii), 5.1(b)(viii), 5.1(b)(xiii), 5.1(b)(xiv), 5.1(b)(xvi), 5.1(b)(xvii) and 5.1(b)(xviii) of this agreement.

3.10        Taxes.  Except as disclosed in the appropriate subpart of section 3.10 of the Company Disclosure Schedule:

(a)           (i) All income, sales, use and other material Tax Returns required to be filed by or on behalf of the Company and its Subsidiaries have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all material respects, and (ii) all income and all other material Taxes (whether or not required to be shown on any Tax Return) due and payable by or on behalf of the Company and its Subsidiaries have been fully and timely paid or are being contested in good faith through appropriate proceedings and have been adequately and fully reserved for in accordance with GAAP on the Company’s financial statements.

(b)           The unpaid Taxes of the Company and its Subsidiaries did not, in any material way, as of the month covered by the most recent balance sheet included as part of the financial statements, exceed the reserve for Tax liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as set forth on the face of such balance sheet (and not in the notes thereto), and do not, in any material way, exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(c)           The Company and each of its Subsidiaries have withheld and timely paid over (or set aside for payment when due) to the appropriate Taxing Authority all material Taxes required to have been withheld and paid over, and have materially complied with all information reporting, backup withholding requirements and similar requirements of applicable Law, including in connection with amounts paid, deemed payable or owing to any employee, independent contractor, stockholder, creditor or other third party.

(d)           Section 3.10(d) of the Company Disclosure Schedule lists, as of the date of this agreement, all income and franchise Tax Returns (federal, state, local and foreign) and all other material Tax Returns and material items of Tax that currently are the subject of audit or examination by any Taxing Authority.

(e)           No claim for Taxes has been made in writing by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a particular type of Tax Return or pay a particular type of Tax that the Company or such Subsidiary is or may be required to file such Tax Return or is or may be subject to such Tax in that jurisdiction.  Each of the Company and its Subsidiaries has not at any time been treated by a Taxing Authority as resident in any jurisdiction other than its place of incorporation or formation for any income Tax purpose or as subject to any income Tax in any jurisdiction other than its place of incorporation or formation by virtue of having a permanent establishment or similar taxable presence in the jurisdiction.

(f)            No audits, examinations, investigations, claims, ruling requests, or other proceedings with respect to Taxes or Tax Returns of the Company or any of its Subsidiaries are currently in process, pending or threatened in writing with respect to income or any other material Taxes.

(g)           Neither the Company nor any of its Subsidiaries has (i) elected or agreed to make any adjustment under section 481(a) of the Code by reason of a change in accounting method, (ii) requested any extension of time within which to file any Tax Return (other than ordinary course extensions), which Tax Return has since not been filed or (iii) granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid or which extension has not yet expired.

(h)           Neither the Company nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification, sharing or similar agreement or is obligated by Law, assumption, transferee or successor liability, or by any written or other contract, agreement or other arrangement, whether express or implied, to indemnify any other Person (other than pursuant to (i) agreements solely among the Company and some or all of its Subsidiaries and (ii) agreements the primary purpose of which does not relate to Taxes).  None of the Company nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or a member of or participant in any group or fiscal unity within the meaning of any similar provision of Law other than an affiliated group of which the Company is the common parent and which includes only its Subsidiaries or (ii) is liable under Treasury Regulation section 1.1502-6 (or any similar provision of the Laws of any state, local or foreign jurisdiction) for any Taxes of any person other than the Company and its Subsidiaries.

(i)            Each of the Company and its Subsidiaries has disclosed on its U.S. federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to substantial understatement of U.S. federal income tax within the meaning of section 6662 of the Code and neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations section 1.6011-4 or any other corresponding provision of state, local or foreign Laws.

(j)            Neither the execution and delivery of this agreement nor the consummation of the transactions contemplated by this agreement (either alone or in combination with any other event) will (i) give rise to the payment of any amount or the provision of any benefit that constitutes an “excess parachute payment” within the meaning of section 280G of the Code or would be nondeductible under section 280G of the Code on account of the transactions contemplated by this agreement or (ii) result in the disallowance of any amount pursuant to section 162(m) of the Code.  There is no arrangement or Contract by which the Company or any of its Subsidiaries is bound to compensate any Person for excise Taxes paid pursuant to section 409A or section 4999 of the Code or similar state Laws.

(k)           None of the Company or any of its Subsidiaries was required to include any amount in income pursuant to section 965(a) of the Code for any Tax period beginning on or after January 1, 2017.

(l)            Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” (in each case within the meaning of section 355(a)(1) of the Code) (i) within the two year period ending as of the date of this agreement or (ii) in a distribution intended to constitute part of a “plan” or “series of related transactions” (within the meaning of section 355(e) of the Code) that includes the transactions contemplated by this agreement.

3.11        Real Property.

(a)           Section 3.11(a) of the Company Disclosure Schedule sets forth, as of the date of this agreement, a complete list of all real property and interests in real property leased by the Company and each of its Subsidiaries as lessee or sublessor (individually, a “Real Property Lease,” and collectively, the “Real Property Leases,” and such related properties being referred to herein individually as a “Company Property” and collectively as the “Company Properties”).  There are no oral Real Property Leases.  The Company and its Subsidiaries do not currently own, and have never in the past owned, any real property.  The Company Properties constitute all interests in real property currently used or currently held for use in connection with the business of the Company.  Each of the Company and its Subsidiaries, as applicable, has a valid and enforceable leasehold interest, free and clear of any Liens, other than Permitted Liens, under each of the Real Property Leases, and has not granted any other Person the right to occupy any of the premises subject to a Real Property Lease.  There are no disputes with respect to any Real Property Lease.  The full amount of security deposit required under each Real Property Lease, if any, is on deposit thereunder.  The current use of the Company Properties is, in all material respects, in accordance with the certificates of occupancy relating thereto and the terms of any Permits relating thereto.  To the Knowledge of the Company, there is no pending or threatened appropriation, condemnation or similar action affecting the Company Properties.  The Company and its Subsidiaries have not entered into any agreement relating to a build-out or other improvements with respect to any Real Property Lease that obligates the Company or its Subsidiaries to spend an amount in excess of $1,000,000.

(b)           There has been no material destruction, damage or casualty with respect to the Company Properties.  The Company Properties and all of the buildings, plants, structures, and facilities located thereon are in good working condition and are sufficient and are all of the interests in real property used in or necessary to conduct the business and operations of the business of the Company and its Subsidiaries as currently conducted.

(c)           In the past three years, neither the Company nor any of its Subsidiaries has received any written notice from any insurance company that has issued to the Company or its Subsidiaries a policy with respect to any Company Property requiring performance of any structural or other repairs or alterations to such Company Property.

(d)           Neither the Company nor any of its Subsidiaries owns or holds, or is obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

3.12        Tangible Personal Property.

(a)           The Company and its Subsidiaries have good and marketable title (other than to the extent of any restrictions on dispositions set forth in the Credit Agreement) to, or, in the case of leased properties and assets, valid leasehold interests in, all of the material items of tangible personal property used or held for use in the business of the Company (except as sold or disposed of subsequent to the date hereof in the Ordinary Course of Business), free and clear of any Liens, other than Permitted Liens.  All material items of tangible personal property that are necessary for the operation of the business of the Company are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used.  The tangible assets owned or leased by the Company and its Subsidiaries constitute in all material respects all of the tangible assets necessary for the Company to carry on its business as conducted as of the date of this agreement.

(b)           Section 3.12(b) of the Company Disclosure Schedule sets forth, as of the date of this agreement, a true, correct and complete list of all material leases of personal property (“Personal Property Leases”) used in the business of the Company or to which the Company or any of its Subsidiaries is a party or by which the properties or assets of the Company or any of its Subsidiaries is bound.  All of the material items of personal property under the Personal Property Leases are in good condition and repair (ordinary wear and tear excepted) and are suitable for the purposes used, and such property is in all material respects in the condition required of such property by the terms of the lease applicable thereto during the term of the lease.

(c)           No material properties or assets related to or used by the Company or any of its Subsidiaries are owned or leased by any Affiliate of any holder of securities of the Company or any of its Subsidiaries.

3.13        Intellectual Property.

(a)           Section 3.13(a) of the Company Disclosure Schedule sets forth, as of the date of this agreement, a true, correct and complete list of all Company Intellectual Property Registrations in each case listing, as applicable, (i) the name of the applicant or registrant and current owner, (ii) the jurisdiction where the application or registration has been registered or filed (or, for Domain Names, the applicable registrar), (iii) the application or registration number, (iv) the filing date and issuance, registration or grant date, and (v) the present status of the application or registration.  Section 3.13(a) of the Company Disclosure Schedule also sets forth, as of the date of this agreement, a true, correct and complete list of all material unregistered and common law Trademarks used by the Company and its Subsidiaries to identify or market any Company Product.

(b)           To the Knowledge of the Company, each of the Company Intellectual Property Registrations is valid, enforceable and subsisting. To the Knowledge of the Company, there are no materials, information, facts or circumstances that would render any of the Company Intellectual Property Registrations invalid or unenforceable or that would materially affect any pending applications for any Company Intellectual Property Registrations.

(c)           Each of the Company and its Subsidiaries owns, and has good and exclusive title to, any and all Owned Company Intellectual Property, Owned Company Technology (other than Owned Company Intellectual Property and Owned Company Technology that is exclusively licensed to the Company or the applicable Subsidiary), and any and all Company Products, free and clear of any Liens (other than Permitted Liens). To the Knowledge of Company, each Inbound Intellectual Property Contract and Company Data Contract (i) is in full force and effect; and (ii) is not the subject of a claim of material breach by the Company or any Subsidiaries of any such Inbound Intellectual Property Contract or Company Data Contract, except to the extent that the failure of any of the foregoing clauses (i) or (ii) to be true and correct has not had and would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect. The Company Intellectual Property and Company Technology (including Company Data) constitutes all Intellectual Property and Technology necessary and sufficient for the Company and its Subsidiaries to conduct its business as currently conducted.

(d)                                 There is no Legal Proceeding (including interference, derivation, reexamination, inter partes review, ex parte reexamination, inter partes reexamination, post-grant review or covered business method review, reissue, opposition, nullity or cancellation proceedings) or Order that relates to any Owned Company Intellectual Property, Owned Company Technology, or Company Products, and no such Legal Proceedings are threatened in writing, or, to the Knowledge of the Company, otherwise threatened or contemplated by any Governmental Authority or any other Person, except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.  To the Knowledge of the Company, no Licensed Company Intellectual Property or Licensed Company Technology included in any Company Product or otherwise used or held for use by the Company or its Subsidiaries is subject to any Legal Proceeding or Order restricting or affecting any such use, transfer or licensing of such Licensed Company Intellectual Property, Licensed Company Technology, or Company Product by the Company or any of its Subsidiaries, except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(e)                                  Neither the Company nor any of its Subsidiaries is subject to an obligation to grant licenses or other rights to any Person or is impaired or limited in its control of any Owned Company Intellectual Property or Owned Company Technology in connection with any standards-setting bodies, industry groups or other similar organizations (“Standards Organizations”).  No Contract to which the Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries is otherwise bound (i) subjects, or purports to subject, any Intellectual Property or Technology of any Affiliate to any such obligation or (ii) impairs or limits the control of, or purports to impair or limit the control of, the Intellectual Property or Technology of any Affiliate.  No Patent included in the Owned Company Intellectual Property (A) is, or (B) has been identified by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other Person, as essential to any Standards Organization or any standard promulgated by any Standards Organization.

(f)                                   Each current and former employee, contractor and consultant of the Company and its Subsidiaries who has contributed to the creation or development of any Company Products, or any Intellectual Property or Technology for or on behalf of the Company or its Subsidiaries  (with respect to any former employees, contractors and consultants of Persons acquired by Company and who did not remain or become employees, contractors or consultants or Company or its Subsidiaries after the acquisition of such Persons, such representation being made subject to the Knowledge of the Company), has signed a written agreement that includes (i) confidentiality obligations in favor of the Company or the applicable Subsidiary, (ii) a present assignment to the Company or the applicable Subsidiary of all right, title and interest in and to all Intellectual Property and Technology created or developed by such Person in the scope of such Person’s employment by or engagement with the Company or the applicable Subsidiary (including the rights to transfer, license, amend and modify such Intellectual Property and Technology), and (iii) a waiver of any moral rights (to the extent possible under applicable Law) such Person may possess in such Intellectual Property and Technology (collectively, the “Invention Assignment Agreements”). To the Knowledge of the Company, no Person

who has executed an Invention Assignment Agreement is in default or breach of such Invention Assignment Agreement, except to the extent such default, breach or non-compliance would not be material to any Company Products, Company Intellectual Property or Company Technology.

(g)                                  None of the Company or any of its Subsidiaries or any current or former employees, contractors or consultants of Company or any of its Subsidiaries have contributed or provided any feedback or suggestions with respect to any third party products, services or Technology under terms that require or would require the Company or any of its Subsidiaries to (i) assign any Patent or any other material Intellectual Property or material Technology, or (ii) grant any license, covenant or other rights in, any Patent included in the Company Intellectual Property or any other material Company Intellectual Property or material Company Technology in connection with any such feedback or suggestion to any Person.

(h)                                 Neither the operation of the business of the Company or its Subsidiaries as previously or currently conducted (including the design, development, manufacture, having manufactured, use, importation, export, sale, offering for sale, provision, reproduction, display, performance, modification, licensing, disclosure, support, commercialization, maintenance or other exploitation of Company Products) nor the use, practice or exploitation of any Owned Company Intellectual Property or Owned Company Technology infringes, misappropriates or violates, or has infringed, misappropriated or violated any Intellectual Property of any Person (with respect to Patents, such representation being made subject to the Knowledge of the Company); otherwise violates or has violated any rights of any Person (including any right to privacy); or constitutes or has constituted constitute unfair competition or trade practices.  Except as set forth on schedule 3.13(h) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received (i) written (or to the Knowledge of the Company, verbal) notice during the five year period immediately preceding the date of this agreement from any Person of any claim or threatened claim (A) alleging any infringement, misappropriation, misuse, or violation or unfair competition or trade practices with respect to any Intellectual Property or Technology, (B) alleging that the Company or any of its Subsidiaries must license or obtain a release from any Person or refrain from using any Intellectual Property or Technology, or consider the applicability of any Intellectual Property to Company Products or the business of the Company or its Subsidiaries (or otherwise offering a license to any Intellectual Property), or (C) challenging the validity, enforceability, effectiveness or ownership by the Company or any of its Subsidiaries of any of the Owned Company Intellectual Property or Owned Company Technology, or (ii) a request, recommendation or invitation to license or secure other rights with respect to any Patents except in either (i) or (ii), as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any written notice or request to indemnify, defend, or hold harmless any Person with respect to any claim of infringement, misappropriation, misuse or violation of any Intellectual Property or Technology, which notice or request has not been finally resolved.

(i)                                     To the Knowledge of the Company, no Person has infringed, misappropriated, misused or violated, or is infringing, misappropriating, misusing or violating, any Owned Company Intellectual Property or Owned Company Technology (other than Patents).  Neither the Company nor any of its Subsidiaries has made any claim against any Person alleging any infringement, misappropriation, misuse or violation of any Owned Company Intellectual Property or Owned Company Technology (other than Patents).

(j)                                    Neither this agreement nor any transactions contemplated hereby (including Parent and its existing Affiliates becoming Affiliates of Company) will result in any of the following under or pursuant to any Contract to which the Company or any of its Subsidiaries is a party or by which any assets or properties of the Company or any of its Subsidiaries are bound (and no such Contract purports to cause or result in): (i) any Person being granted rights or access to, or the placement in or release from escrow of, any Company Software source code or other Company Intellectual Property or Company Technology, (ii) the Company or any of its Subsidiaries, Parent or any of their other Affiliates granting (or becoming subject to an obligation to grant) to any Person any license, immunity, authorization, covenant not to sue or other right under or with respect to any Intellectual Property or Technology (or becoming subject to any obligation with respect to the terms under which any such license, immunity, authorization, covenant not to sue or other right may be granted) or conveying (or becoming subject to any obligation to convey) to any Person any ownership interest in any Intellectual Property or Technology, or (iii) the Company or any of its Subsidiaries, Parent or any of their other Affiliates or any of their Intellectual Property being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses or personnel.

(k)                                 All use and distribution of Company Products and Open Source Materials by or through the Company and its Subsidiaries is in compliance with all Open Source Licenses applicable thereto, including all copyright notice and attribution requirements, except to the extent that the failure of any of the foregoing to be true and correct has not had and would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor its Subsidiaries has incorporated or embedded any Open Source Materials into any Company Products, combined, linked or distributed any Open Source Materials with any Company Products or used any Open Source Materials, in each case, in a manner that requires the Company Products, any portion thereof, or any Company Technology or Company Intellectual Property, to be subject to Copyleft Licenses or requires (or purports to require) Parent or any of Parent’s Affiliates to grant any Patent license or other Patent rights.

(l)                                     Except as set forth in section 3.13(l) of the Company Disclosure Schedule, neither the Company or any of its Subsidiaries (i) has contributed to any open source projects, (ii) has licensed, distributed or made accessible any material Company Software or Software included in a Company Product under any Open Source License, or (iii) has executed a corporate contribution agreement in connection with any open source project.

(m)                             Immediately following the Effective Time, the Surviving Corporation will be permitted to exercise all of the Company’s and its Subsidiaries’ rights under all Intellectual Property Contracts related to material Intellectual Property Rights or material Technology, to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated hereby not occurred and without being required to pay any additional amounts or consideration other than fees, royalties or payments that the Company or any of its Subsidiaries would otherwise have been required to pay had such transactions not occurred.

(n)                                 Each of the Company and its Subsidiaries has taken commercially reasonable steps to protect and maintain the confidentiality of, and the rights of the Company and the applicable Subsidiary in, the Company’s and the applicable Subsidiary’s Confidential Information.  To the Knowledge of the Company, no current or former employee, contractor or consultant of the Company or any of its Subsidiaries has disclosed, or has permitted any other Person to disclose, any Confidential Information (including with respect to any Company Intellectual Property) in violation of any such agreement that caused, or would reasonably be expected to cause, harm to the Company or any of its Subsidiaries. All disclosures by the Company or any of its Subsidiaries of any such Confidential Information have been made pursuant to a written Contract that provides reasonable protection for such Confidential Information.  Each of the Company and its Subsidiaries has taken steps to protect the Confidential Information of any Person (including customers, business partners and vendors of the Company and its Subsidiaries) provided to the Company and the applicable Subsidiary in accordance with its applicable obligations of confidentiality with respect to such Confidential Information.

(o)                                 The Company Software is free from any defect or programming, design, or documentation error that is inconsistent with the Company’s performance warranty in its standard terms and conditions and that would have a material effect on the operation or use of the Company Software.  The Company has made available copies of the standard terms and conditions for each Company Product.  None of the Company Software or Company Products contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry).

(p)                                 The computer systems, Data processing systems, facilities and services used by or for the Company and its Subsidiaries, including all Software, hardware, networks, communications facilities, platforms, and related systems and services (collectively, “Systems”), are adequate and sufficient for the needs and operations of the Company and its Subsidiaries. During the five year period prior to the date of this agreement, (i) there has been no failure with respect to any Systems that has had a material effect on the operations of the Company or any of its Subsidiaries and (ii) there has been no unauthorized access to or use of (A) to the Knowledge of the Company, any Systems (or any Software, information or Data stored thereon); (B) the Confidential Information in the Company’s or its Subsidiaries’ possession, custody or control; or (C) the Company Data, in each case, collected, held or otherwise managed by or on behalf of the Company or any of its Subsidiaries.

(q)                                 All technical data, computer software and computer software documentation (as those terms are defined under the Federal Acquisition Regulation and its supplemental regulations) developed, delivered or used under or in connection with the Government Contracts have been properly and sufficiently marked and protected so that no more than the minimum rights or licenses required under applicable regulations and Government Contract terms, if any, have been provided. All disclosures, elections and notices required by applicable regulations and Contract terms to protect ownership of inventions developed, conceived or first actually reduced to practice under Government Contracts related to the Intellectual Property have been made and provided in accordance with applicable Law. All technical data, computer software and computer software documentation was developed at private expense and no Governmental Authority has obtained by Contract or otherwise, rights in the technical data, computer software and computer software documentation that will affect the commercial value thereof.

(r)                                    No government, university, college, other educational institution, research center or non-profit institution (collectively, “Institutions”) provided or provides facilities, personnel or funding for the creation or development of any Owned Company Intellectual Property, Owned Company Technology or Company Product.  No Institutions have any rights in or with respect to any Owned Company Intellectual Property, Owned Company Technology or Company Products or any Intellectual Property or Technology made by any current or former employee, contractor or consultant of the Company that relate in any manner to Owned Company Intellectual Property, Owned Company Technology or the Company Products.  No current or former employee, contractor or consultant of the Company who was or is involved in, or who contributed or contributes to, the creation or development of any Owned Company Intellectual Property or Owned Company Technology has performed services for any Institution during a period of time during which such employee, contractor or consultant was also performing services for the Company or any of its Subsidiaries.

3.14                        Material Contracts.

(a)                                 Section 3.14(a) of the Company Disclosure Schedule sets forth, as of the date of this agreement, the following Contracts to which the Company or any of its Subsidiaries is a party or by which it is otherwise bound that are currently in force or pursuant to which the Company or any of its Subsidiaries currently has any outstanding obligations or Liabilities and that are included within any of the following categories (excluding any Contract that is or relates to an Employee Benefit Plan) (Contracts of the type required to be so listed on section 3.14(a) of the Company Disclosure Schedule, regardless of the date of the agreement, are referred to herein as the “Material Contracts”):

(i)                                     Contracts required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company in a Current Report on Form 8-K;

(ii)                                  Contracts with (A) any officer, director or Affiliate of the Company or any of its Subsidiaries, including indemnification agreements, that have any continuing obligations as of the date of this agreement, or (B) to the Knowledge of the Company, any beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of 5% or more of the shares of Company Common Stock;

(iii)                               Stockholder agreements, investors’ rights agreements, voting agreements, voting trusts, rights of first refusal and co-sale agreements or registration rights agreements or any Contracts with respect to the issuance, sale, transfer or other disposition of any equity or debt security of the Company or any of its Subsidiaries;

(iv)                              Contracts that (A) provides for the authorship, invention, creation, conception or other development by the Company or any Subsidiary for any other Person, or for the Company or any Subsidiary by any other Person, of any Intellectual Property or Intellectual Property Rights (including any joint development); (B) provides for the assignment or other transfer to the Company or any Subsidiary from any other Person, or by the Company or any Subsidiary to any other Person, of any ownership interest in Intellectual Property or Technology (provided that the Company need not list all Invention Assignment Agreements entered into by employees, contractors or consultants of the Company or its Subsidiaries on forms that are materially the same as a standard form Contract made available to Parent); or (C) constitute a material Intellectual Property Contract, (excluding (1) Contracts granting customers, distributors, OEMs or resellers non-exclusive licenses to Company Products that were entered into in the Ordinary Course of Business on forms that are materially the same as a standard form Contract made available to Parent, (2) inbound Open Source Licenses, and (3) licenses for generally available off-the-shelf software that is available on standard terms through commercial distributors, in consumer retail stores or through online distribution sources for a license fee of less than $75,000 annually);

(v)                                 any Company Data Contract pursuant to which any Person is authorized to use, disclose or otherwise process any material Company Data that materially deviate from any form Company Data Contract made available to Parent, excluding any Contracts entered into in the Ordinary Course of Business;

(vi)                              Contracts of the Company or its Subsidiaries under which Company or any of its Subsidiaries grant, or is granted, any immunity, authorization, covenant not to sue, license, sublicense or other right to practice Patents;

(vii)                           Contracts (excluding any Contract to which Parent but not the Company or its Subsidiaries is a party) that following Closing would or would purport to require any existing or future Subsidiaries or Affiliates of the Company or its Subsidiaries, including Parent, to grant to any Person (or to be bound by): (A) any express license, right or covenant not to sue or (B) any exclusive rights, noncompetition rights, rights of refusal or rights of first;

(viii)                        Contracts for the purchase and sale of any real property, Personal Property Leases and Real Property Leases;

(ix)                              loan or credit agreements, indentures, notes or other Contracts or instruments evidencing indebtedness by the Company or any of its Subsidiaries or Contracts or instruments pursuant to which indebtedness may be incurred or is guaranteed by the Company or any of its Subsidiaries, or any mortgages, pledges, security agreements, deeds of trust or other Contracts imposing a Lien (other than a Permitted Lien) on any of the Company’s or any of its Subsidiaries’ assets;

(x)                                 Contracts under which the Company or any of its Subsidiaries has made advances or loans to any other Person, except for advances of business expenses of up to $500,000 in the Ordinary Course of Business;

(xi)                              Contracts relating to any single or series of related capital expenditures by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has future financial obligations in excess of $1,000,000;

(xii)                           Contracts for (A) the sale of any of the business, properties or assets of the Company or any of its Subsidiaries other than in the Ordinary Course of Business, (B) the grant to any Person of any preferential rights to purchase any of its properties or assets or (C) the acquisition by the Company or any of its Subsidiaries of any operating business, properties or assets, whether by merger, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase of inventory or supplies entered into in the Ordinary Course of Business);

(xiii)                        Contracts that grant to any Person other than the Company or any of its Subsidiaries any (A) exclusive license, supply, distribution or other rights, (B) “most favored nation” rights, (C) rights of first refusal, rights of first negotiation or similar rights or (D) exclusive rights to purchase any of the Company’s or its Subsidiaries’ products or services;

(xiv)                       Contracts (other than employment-related Contracts required to be disclosed on section 3.15(a) of the Company Disclosure Schedule and licenses for off-the-shelf software) providing for any minimum or guaranteed payments by the Company or any of its Subsidiaries to any Person in excess of $1,000,000 annually;

(xv)                          Contracts for joint ventures, joint development, joint marketing, strategic alliances or partnerships;

(xvi)                       Contracts that purport to (A) limit, curtail or restrict the ability of the Company or any of its existing or future Subsidiaries or Affiliates, including Parent, to compete in any geographical area, market or line of business or (B) restrict the Persons to whom the Company or any of its existing or future Subsidiaries or Affiliates, including Parent, may sell products or deliver services;

(xvii)                    Contracts relating to the settlement of any Legal Proceeding or other administrative or judicial proceeding entered into in the three year period immediately preceding the date of this agreement (other than a separation and release agreement entered into with a departing employee or consultant);

(xviii)                 Contracts with any foreign sales agent or foreign sales representative;

(xix)                       Any Government Contract;

(xx)                          Any Contracts relating to indebtedness and having an outstanding principal amount in excess of $1,000,000; or

(xxi)                       Contracts between the Company or any of its Subsidiaries and any Top Customer or Top Channel Partner.

(b)                                 Each of the Material Contracts listed on section 3.14(a) of the Company Disclosure Schedule is in full force and effect with respect to the Company and its Subsidiaries and, to the Knowledge of the Company, each other party thereto, and is the legal, valid and binding obligation of the Company and its Subsidiaries, enforceable against the Company and its Subsidiaries in accordance with its terms and, to the Knowledge of the Company, is the legal, valid and binding obligation of each other party thereto, enforceable against such party in accordance with its terms, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general defenses and principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).  Neither the Company nor any of its Subsidiaries is in material default or material breach under the terms of any Material Contract, nor, to the Knowledge of the Company, does any condition exist that, with notice or lapse of time or both, would constitute a material default or material breach thereunder by the Company or any of its Subsidiaries.  To the Knowledge of the Company, no other party to any Material Contract is in material default or material breach thereunder, nor, to the Knowledge of the Company, does any condition exist that with notice or lapse of time or both would constitute a material default or material breach by any such other party thereunder.  Neither the Company nor any of its Subsidiaries has received any written, or to the Knowledge of the Company, oral notice of termination, cancellation or intent not to renew under any Material Contract or received any written or, to the Knowledge of the Company, oral notice of breach or default under any Material Contract.  The Company has made available to Parent true, correct and complete copies of all written Material Contracts (or a written description of the material terms of any Material Contract that is not written).

(c)                                  With respect to the Government Contracts:

(i)                                     Section 3.14(c)(i) of the Company Disclosure Schedule lists, as of the date of this agreement, all: (A) Government Contracts pursuant to which the Company or any Subsidiary receives revenue in excess of $1,000,000 over the term of such Contract, the period of performance of which has not yet expired or terminated or for which final payment has not yet been received (the “Current Government Contracts”), (B) quotations, bids and proposals for awards of new Government Contracts made by the Company or any of its Subsidiaries for which no award has been made and for which the Company believes there is a reasonable prospect that such an award to the Company or its Subsidiaries may yet be made (“Government Contract Bids”) and (C) Government

Contracts pursuant to which the Company is currently or is reasonably likely to experience cost, schedule, technical or quality problems that could result in claims against the Company (or its successors in interest) by a Governmental Authority, a prime contractor or a higher-tier subcontractor.  The Company has made available to Parent true, correct and complete copies of all Current Government Contracts and Government Contract Bids, including any amendments and other modifications thereto, and has provided Parent with access to true and correct copies of all documentation related thereto requested by Parent.  Each of the Current Government Contracts is in full force and effect with respect to the Company and its Subsidiaries and, to the Knowledge of the Company, each other party thereto, and is the legal, valid and binding obligation of the Company and its Subsidiaries, enforceable against the Company and its Subsidiaries in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general defenses and principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(ii)                                  No Current Government Contract is the subject of bid or award protest proceedings and, to the Knowledge of the Company, no Government Contracts are reasonably likely to become the subject of bid or award protest proceedings.

(iii)                               With respect to each Government Contract: (A) the Company and each of its Subsidiaries and employees has complied in all material respects with all terms and conditions of such Government Contract, including all clauses, provisions and requirements incorporated expressly, by reference therein or by operation of Law (including the notice and pricing requirements of the price reduction clause and the payment requirements of the industrial funding fee); (B) the Company and its Subsidiaries have complied in all material respects with all requirements of all Laws pertaining to such Government Contract, including all statutory and regulatory requirements and policy directives relating to Governmental Authority funding of programs involving research and development; (C) neither the Company nor its Subsidiaries has received any written, or to the Knowledge of the Company, oral notice from any Governmental Authority or any prime contractor, subcontractor or other Person stating that the Company or any of its Subsidiaries has materially breached or materially violated any Law, certification, representation, clause, provision, or disclosure obligation pertaining to such Government Contract; and (D)  none of the execution, delivery or performance of this agreement and the other documents contemplated by this agreement does or will conflict with or result in a material breach of or material default under such Government Contract.

(iv)                              The Company and its Subsidiaries (and to the Company’s Knowledge, their respective employees who hold personnel security clearances) possess all required facility security clearances to perform the Government Contracts and Government Task Orders and are in compliance with all applicable national security obligations, including those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (February 2006), and any supplements, amendments or revised editions thereof, except to the extent any such noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(v)                                 Each of the Company and its Subsidiaries is in compliance in all material respects with the Federal Acquisition Regulation ethical rules and suspension/debarment regulations that went into effect on December 12, 2008 and has undertaken the appropriate level of review or investigation to determine whether the Company and its Subsidiaries are required to make any disclosures to any Governmental Authority under such rules and regulations.

3.15                        Employee Benefit Plans.

(a)                                 Section 3.15(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Employee Benefit Plans, except the Company need not list any such arrangement that the Company is required by a Governmental Authority to maintain.  For purposes of this agreement, “Employee Benefit Plans” includes all material compensatory arrangements (including (i) all material “employee benefit plans,” as defined in section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), (ii) all other material severance pay, offer letter, employment agreement, salary continuation, commission, bonus, incentive, commission, stock option, restricted stock, restricted stock units, employee benefit trusts retirement, pension, profit sharing or deferred compensation plans, contracts, programs, funds or arrangements of any kind, and (iii) all other material employee benefit plans, contracts, programs, funds or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) and any trust, escrow or similar agreement related thereto), whether or not funded, in respect of any present or former employees, directors, officers, consultants, or independent contractors of the Company or its Subsidiaries, or the beneficiaries of any of them, that are sponsored, maintained or contributed to by the Company or any Subsidiary of the Company, or with respect to which the Company or any Subsidiary of the Company has or may in the future have any Liability (contingent or otherwise).  Neither the Company nor any of its Subsidiaries has material liability with respect to any plan of the type described in the preceding sentence other than the Employee Benefit Plans. Each Employee Benefit Plan that is maintained by the Company or any of its Subsidiaries in respect of any past or current employees, contractors, or directors of the Company or any of its Subsidiaries who are located outside of the United States is defined in this agreement as a “Non-US Employee Benefit Plan.”

(b)                                 True and complete copies of the following materials with respect to each Employee Benefit Plan have been made available, as applicable: (i) the current plan document or, in the case of an unwritten Employee Benefit Plan, a written description thereof, (ii) the current IRS determination letter or opinion, (iii) the current summary plan description and all summaries of material modifications thereto and the most recent annual report (such as Form 5500) and associated summary annual report, (iv) the current trust agreement, insurance contracts and other documents relating to the funding or payment of benefits under such Employee Benefit Plan, and (v) all material correspondence to or from any Governmental Authority received in the last three years.

(c)                                  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Employee Benefit Plan has been maintained, operated and administered in compliance with its terms and any related documents or agreements, and the terms of any collective bargaining, collective labor or works councils agreements, and in compliance with all Laws. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, there have been no prohibited transactions or breaches of any of the duties imposed by ERISA on “fiduciaries” (within the meaning of section 3(21) of ERISA) with respect to the Employee Benefit Plans that could result in any Liability or excise tax under ERISA or the Code.

(d)                                 Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Non-US Employee Benefit Plan that, under the Laws of any applicable country, is required to be registered or approved by any Governmental Authority has been so registered or approved.

(e)                                  Each Employee Benefit Plan intended to be qualified under section 401(a) of the Code has received or is permitted to rely upon a favorable determination or opinion letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and to the Knowledge of the Company, nothing has occurred since the date of any such determination that could reasonably be expected to adversely affect such determination.

(f)                                   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Non-US Employee Benefit Plan intended to qualify for special tax treatment meets all the requirements for such treatment.

(g)                                  Neither the Company nor any Subsidiary of the Company, or any Person or entity that would be considered a “single employer” with the Company or any Subsidiary under section 414 of the Code, maintains, contributes to, or has or has had an obligation to contribute (whether directly or indirectly through a leasing agreement) to a “defined benefit plan” as defined in section 3(35) of ERISA, a pension plan subject to the funding standards of section 302 of ERISA or section 412 of the Code, a “multiemployer plan” as defined in section 3(37) of ERISA or section 414(f) of the Code or a “multiple employer plan” within the meaning of section 210(a) of ERISA or section 413(c) of the Code.

(h)                                 Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no pending or threatened Legal Proceeding in or by any court or Governmental Authority with respect to any Employee Benefit Plan (other than routine claims for benefits).

(i)                                     All material (i) insurance premiums required to be paid by the Company or any of its Subsidiaries with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Employee Benefit Plan prior to the Closing Date will have been paid, made or accrued on or before the Closing Date.

(j)                                    No Employee Benefit Plan provides health or welfare benefits, including death or medical benefits, beyond termination of service or retirement other than coverage mandated by Law.

(k)                                 Except as required by applicable Law or contemplated by the terms of this agreement, neither the execution and delivery of this agreement nor the consummation of the Merger Transactions will, alone or in combination with any other event (including the termination of employment or service with Parent or the Company or one of its Subsidiaries following the Merger), (1) result in or accelerate any compensation or benefit becoming due under any Employee Benefit Plan (including any equity or rights in the Company or any of its Subsidiaries), (2) increase any compensation or benefit (including severance, deferred compensation and equity based and equity linked benefits) payable under any Employee Benefit Plan or (3) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary of the Company to any Person.

(l)                                     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Employee Benefit Plan that is or was a nonqualified deferred compensation plan (within the meaning of section 409A(d)(1) of the Code) has been maintained in compliance with section 409A of the Code and all applicable IRS and Treasury Department guidance issued thereunder in both operation and documentation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Employee Benefit Plan, including any Company Option (whether currently outstanding or otherwise), is, has been or would be, as applicable, subject to any tax, penalty or interest under section 409A of the Code.

(m)                             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is required to contribute to any Employee Benefit Plan by the Law or applicable custom of any jurisdiction outside the United States except as set forth in section 3.15(m) of the Company Disclosure Schedule. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Non-US Employee Benefit Plan that is required by Law or such Non-US Employee Benefit Plan to be funded, insured or book-reserved is funded, insured and book-reserved, as appropriate, based upon reasonable actuarial assumptions.

3.16                        Labor.

(a)                                 No officer, director or management level employee of the Company or any of its Subsidiaries is the subject of a pending Legal Proceeding involving an allegation of sexual harassment or assault, nor, to the Knowledge of the Company, has any officer, director or management level employee of the Company or any of its Subsidiaries engaged in sexual harassment or assault within the last three years.  Neither the Company nor any Subsidiary has entered into any settlement agreements related to allegations of sexual harassment or misconduct by (i) any current officer, director or management level employee, or (ii) within the last three years, any former officer, director or management level employee.

(b)                                 No employees are represented by any labor organization, including a union or works council, with respect to their employment with the Company or its Subsidiaries.  Neither the Company nor any of its Subsidiaries is a party to any labor or collective bargaining agreement, enterprise agreement, modern or other award or other industrial instrument or labor union contract, or otherwise required to consult or negotiate with any labor organization, and there are no labor or collective bargaining agreements, enterprise agreements, modern or other awards or other industrial instruments or labor union contracts that pertain to the employees of the Company or its Subsidiaries.

(c)                                  There are no Legal Proceedings against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened with any Governmental Authority or based on, arising out of, in connection with or otherwise relating to the employment or termination of employment, classification of any individual as exempt or non-exempt, classification of any individual as an employee or non-employee or failure to employ by the Company or any of its Subsidiaries, of any individual.  Each of the Company and its Subsidiaries is, and has been for at least the last three years, in material compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, meal and rest periods, overtime, payment of wages equitably based on gender, race and ethnicity, social benefits contributions, severance pay, WARN, collective bargaining, discrimination, civil rights, safety and health, immigration, discrimination, retaliation, workers’ compensation and the collection and payment of withholding or social security taxes and any similar tax.  The Company is in compliance with its obligations under WARN and similar applicable Laws and all other notification and bargaining obligations arising under any applicable agreement, statute or otherwise.  There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries within the twelve months prior to the date of this agreement, and the Company has no plans to undertake any action before the Closing that would trigger WARN or similar applicable Laws.

(d)                                 Section 3.16(d) of the Company Disclosure Schedule sets forth a true, complete and accurate list of each employee of the Company and each Subsidiary who has a visa and the current status of such visa.  To the Knowledge of the Company, each employee of the Company or any of its Subsidiaries is in compliance, in all material respects, with all applicable immigration laws, including visa and employment authorization requirements.  No visa or employment authorization held by an employee will expire during the six-month period after the date hereof.  To the Knowledge of the Company, the Company and its Subsidiaries have properly completed all reporting and verification requirements pursuant to Law relating to immigration control for all of the employees, including the Form I-9, and have retained such Form I-9 for the period required by applicable Law.

3.17                        Litigation.  There is no Legal Proceeding (or basis therefor) pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, other than any Legal Proceeding that (a) does not seek injunctive or other non-monetary relief and (b) individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Authority that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.  There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger Transactions or any of the other transactions contemplated by this agreement.

3.18                        Compliance with Laws; Permits

(a)                                 Each of the Company and its Subsidiaries is and has, at all times since January 1, 2016, been in compliance in all material respects with all Laws and Orders applicable to the Company or its Subsidiaries and any of its or their business, properties or assets.  To the Knowledge of the Company, no condition or state of facts exists that is reasonably likely to give rise to a violation of, or a material Liability or material default under, any applicable Law or Order on the part of, or otherwise with respect to, the Company or any of its Subsidiaries.  Since January 1, 2016, neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Authority alleging that the Company or any of its Subsidiaries was not in compliance, in any material respect, with any Law or Order applicable to the Company or any of its Subsidiaries or any of its or their business, properties or assets, and no facts exist that would reasonably be expected to form the basis for any such allegation.

(b)                                 Each of the Company and its Subsidiaries has all material Permits required for the operation of the Company’s and its Subsidiaries’ business as now conducted.  Neither the Company nor any of its Subsidiaries is in material default or material violation, and, to the Knowledge of the Company, no event has occurred that, with notice or the lapse of time or both, would constitute a material default or material violation of any term, condition or provision of any material Permit to which it is a party, to which its business is subject or by which its properties or assets are bound, and to the Knowledge of the Company, there are no facts or circumstances which could form the basis for any such material default or material violation.  No suspension or cancellation of any material Permit is pending, or, to the Knowledge of the Company, threatened.

(c)                                  None of the Company, any of its Subsidiaries or any of their respective directors, officers, employees, distributors, independent sales representatives, resellers, intermediaries or agents or any other Person acting on behalf of any such Person have, with respect to the business of the Company or any of its Subsidiaries, directly or indirectly, (i) taken any action that would cause it to be in violation of the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act or any applicable anti-corruption or anti-bribery law that implemented the OECD Convention on Combating Bribery of Foreign Public Officials in Business Transactions or any other applicable Law applicable to the conduct of business with Governmental Authorities (collectively, the “Applicable

Anti-Corruption Laws”), (ii) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to any political activity or (iii) unlawfully offered, paid, promised to pay or authorized a payment, of any money or other thing of value (including any commission payment, fee, gift, sample, travel expense or entertainment), or any payment related to political activity, to any of the following Persons for the purpose of influencing any act or decision of such Person in his official capacity, including inducing such Person to do or omit to do any act in violation of the lawful duty of such official, securing any improper advantage, or inducing such Person to use his or her influence with a foreign government or an instrumentality thereof to affect or to influence any act or decision of such government or instrumentality, in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or directing the business to: (A) any Person who is an agent, representative, official, officer, director, or employee of any non-U.S. government or any department, agency, or instrumentality thereof (including officers, directors, and employees of state-owned, operated or controlled entities) or of a public international organization; (B) any Person acting in an official capacity for or on behalf of any such government, department, agency, instrumentality, or public international organization; (C) any political party or official thereof; (D) any candidate for political or political party office (such recipients described in sections (A), (B), (C) and (D) of this subsection collectively, “Government Officials”); or (E) any other individual or entity while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official. The Company has established internal controls and procedures reasonably designed to promote compliance with Applicable Anti-Corruption Laws and has made available all of such documentation. The books, records and accounts of the Company and its Subsidiaries have at all times accurately and fairly reflected, in reasonable detail, the transactions and dispositions of their respective funds and assets. There have never been any false or fictitious entries made in the books, records or accounts of the Company or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund, and neither the Company nor any of its Subsidiaries has established or maintained a secret or unrecorded fund.  There is no current, pending, or, to the Knowledge of the Company, threatened Legal Proceeding, investigation or complaint, with respect to the business of the Company, against the Company or any of its affiliated entities or any director, officer, employee, distributor, independent sales representative, intermediary, reseller, agent or Representative of the Company or any agents of any Person acting on behalf of the Company or any of its Subsidiaries with respect to any applicable Anti-Corruption Laws.

3.19                        Insurance.  Set forth in section 3.19 of the Company Disclosure Schedule is a true, correct and complete list, as of the date of this agreement, of all policies of insurance and indemnity bonds issued for the benefit of the Company or any of its Subsidiaries (excluding any insurance policies or indemnity bonds relating to Employee Benefit Plans).  All such policies and bonds are in full force and effect.  There is no material declination or rejection of any material claim, or any pending litigation or dispute between the Company and an insurance carrier in connection with any of such policies or bonds.  The Company has paid any premiums currently due under the terms of such policies and bonds.  To the Knowledge of the Company, such policies and bonds are sufficient for compliance with all Laws and Contracts to which each is a party or beneficiary or to which each of its assets are subject.

3.20                        Related Party Transactions.  Since May 3, 2018, no director, officer or Affiliate (other than Subsidiaries of the Company) of the Company is a party to any Contract with the Company or its Subsidiaries (other than employment agreements) or has any material interest in any property used by the Company or its Subsidiaries, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that has not been so disclosed.

3.21                        Export Approvals.

(a)                                 Except as set forth in section 3.21(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries and each of its and their directors and officers have, at all times since January 1, 2016, conducted their export transactions in material compliance with all Trade Laws and, to the Knowledge of the Company, no agent, employee, consultant, representative or other Person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, violated any provision of any Trade Law.  Without limiting the foregoing, and except as set forth in section 3.21(a) of the Company Disclosure Schedule:

(i)                                     the Company and its Subsidiaries have, in the past three years, obtained or relied upon all material export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Authority required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”);

(ii)                                  the Company and its Subsidiaries are in compliance in all material respects with the terms of all Export Approvals;

(iii)                               there are no pending or, to the Knowledge of the Company, threatened claims against the Company or its Subsidiaries with respect to such Export Approvals;

(iv)                              to the Knowledge of the Company, there are no Legal Proceedings, conditions, or circumstances pertaining to the Company’s or its Subsidiaries’ export, re-export or import transactions that may give rise to any future claims; and

(v)                                 no Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required, or such Export Approvals can be obtained expeditiously without material cost.

(b)                                 Section 3.21(b) of the Company Disclosure Schedule sets forth, as of the date of this agreement, the U.S. export control classifications applicable to the Company Products, Company Software and Company Technology, and the basis for such classification.  The Company, its Subsidiaries and their respective directors, officers, employees, distributors or agents do not (i) possess any information of the United States government that is classified for national security purposes pursuant to Executive Order 13526 or any related executive order, statute or regulation (“Classified Information”) or (ii) access Classified Information, each of (i) and (ii) with respect to the business of the Company.  The Company does not possess a facility security clearance administered by the Defense Security Service pursuant to the National Industrial Security Program Operating Manual (DoD 5220.22-M).  None of the Company or its Subsidiaries engage in activities subject to the International Traffic in Arms Regulations.

3.22                        Brokers and Financial Advisors.  No broker, finder, investment banker or other Person, other than the Company Financial Advisor, is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.23                        Top Customers; Top Channel Partners.  Section 3.23 of the Company Disclosure Schedule lists the name of the 20 largest (a) customers of the Company and its Subsidiaries (each, a “Top Customer”) and (b) channel partners (each, a “Top Channel Partner”), in each case, as measured by bookings for the 12-month period ending on the Balance Sheet Date.  No Top Customer or Top Channel Partner has canceled or otherwise terminated its relationship with the Company or any of its Subsidiaries, has allowed to terminate or expire any renewable Contract that has a fixed term or has materially decreased the volume of business that it is presently conducting with the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no Top Customer or Top Channel Partner intends to cancel, allow to expire or otherwise terminate its relationship with the Company or any of its Subsidiaries or to materially decrease the volume of business that it is presently conducting with the Company or any of its Subsidiaries or has indicated that it intends not to renew any renewable Contract that has a fixed term.

3.24                        Privacy and Data Security.

(a)                                 Each of the Company and its Subsidiaries have, at all times since January 1, 2016, complied in all material respects with all applicable Laws and with their own respective published privacy policies relating to the collection, storage, use, disclosure and transfer of any Personal Data collected by or on behalf of the Company or any of its Subsidiaries, and none of them has received a complaint from any Governmental Authority regarding its collection, use or disclosure of Personal Data that is pending or unresolved.  For the purposes of this agreement, “Personal Data” means information held by the Company or its Subsidiaries that relates to an identified or identifiable natural person, including name, street address, telephone number, email address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or biometric identifiers or any other piece of information, or any other information defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any Privacy Law and that is regulated by and subject to such Law as held by the Company and its Subsidiaries.

(b)                                 Neither the Company nor any of its Subsidiaries have experienced any material unauthorized access to Personal Data or other breach of security with respect to the information technology systems that are material to the Company and its Subsidiaries.

(c)                                  The Company and its Subsidiaries have, to the extent applicable, established policies and procedures for responding and have complied with any obligations relating to data subject requests for access, rectification, deletion, portability or objections to Processing of Personal Data or other rights under applicable Privacy Laws. The Company and its Subsidiaries have entered into Contracts with any third parties who are Processing Personal Data on behalf of the Company and its Subsidiaries that are required by and comply with applicable Privacy Laws, and to the Company’s Knowledge, such third parties are in material compliance with such Contracts.

3.25                        Opinion of Financial Advisor.  Morgan Stanley & Co. LLC (the “Company Financial Advisor”) has delivered to the Special Committee of Company Board its written opinion to the effect that, as of the date of such opinion, and subject to the various limitations, assumptions, factors and matters set forth therein, the Offer Price and the Merger Consideration are fair to the stockholders of the Company from a financial point of view.  The Company has heretofore delivered or made available to Parent a correct and complete copy of the Company’s engagement letters with the Company Financial Advisor pursuant to which the Company Financial Advisor is entitled to any fees and expenses in connection with the Merger Transactions.

3.26                        State Takeover Laws.  Assuming the representations and warranties of Parent and Merger Sub contained in section 4.4(c) are true and correct, the Company Board has approved this agreement and the Merger Transactions as required to render inapplicable to this agreement and the Merger Transactions the restrictions on “business combinations” set forth in section 203 of the DGCL or any other “moratorium”, “control share”, “fair price”, “takeover” or “interested stockholder” law (each, a “Takeover Law”).

3.27                        No Rights Agreement.  The Company is not party to a stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan and the Company Board has not adopted or authorized the adoption of such an agreement or plan.

3.28                        Information Supplied.  The information relating to the Company and its Subsidiaries, to the extent supplied by or on behalf the Company or its Subsidiaries, to be contained in, or incorporated by reference in, the Offer Documents and the Schedule 14D-9 (and any amendment or supplement thereto) will not, on the date the Offer Documents and the Schedule 14D-9 are first mailed to the holders of the Company Common Stock or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.  The Schedule 14D-9 will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this section 3.28, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9, which information or statements were not supplied by or on behalf of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

4.1                               Organization and Power.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

4.2                               Corporate Authorization.

(a)                                 Each of Parent and Merger Sub has all necessary corporate power and authority to enter into this agreement and to perform its obligations hereunder to consummate the Merger Transactions.  The board of directors of Parent at a meeting duly called and held has adopted resolutions approving this agreement and the Merger Transactions.  The sole stockholder of Merger Sub has adopted or promptly after the date hereof will adopt resolutions adopting this agreement.  The board of directors of Merger Sub has unanimously: (i) approved this agreement and the Merger Transactions and declared it advisable to enter into this agreement and consummate the Merger Transactions and (ii) recommended that Merger Sub’s stockholder adopt this agreement.

(b)                                 Subject to the adoption of this agreement by Parent as the sole stockholder of Merger Sub, as provided in subsection (a) above, the execution, delivery and performance of this agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Merger Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub.

(c)                                  Assuming due authorization, execution and delivery hereof by the other parties hereto, this agreement constitutes a legal, valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting or relating to creditors’ rights generally and (ii) general principles of equity, whether considered in a proceeding at law or in equity.

4.3                               Governmental Authorizations; Non-Contravention.

(a)                                 Assuming that the representations and warranties of the Company contained in section 3.3 are true and correct, the execution, delivery and performance of this agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger Transactions do not and will not require any Governmental Authorization, other than:

(i)                                     the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business;

(ii)                                  any filings and reports that may be required in connection with this agreement and the Merger Transactions either with the SEC or under state securities Laws or “blue sky” Laws;

(iii)                               compliance with the Nasdaq and NYSE rules and regulations;

(iv)                              the filings with the Specified Antitrust Authorities; and

(v)                                 where the failure to obtain such Governmental Authorization would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 The execution, delivery and performance of this agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger Transactions do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub or (ii) assuming that all Governmental Authorizations described in section 4.3(a) have been obtained or made prior to the Offer Acceptance Time or the Effective Time, as applicable (x) contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound or (y) result in any violation or breach of, or constitute a default under, or entitle any party to terminate, accelerate or adversely modify, or result in the creation of any Lien under (in each case with or without notice or lapse of time or both), any Contracts to which Parent, Merger Sub or any of their respective Subsidiaries is a party or by which any Parent Assets are bound, other than in the case of clause (b) of this section 4.3 as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.4                               Capitalization; Interim Operations of Merger Sub; Ownership of Company Common Stock

(a)                                 As of the date hereof, the authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which shares are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent.  Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

(b)                                 Merger Sub was formed solely for the purpose of engaging in the Merger Transactions and has not engaged, nor prior to the Effective Time will it engage, in any business activities or operations other than in connection with the Merger Transactions.  Merger Sub has no Subsidiaries.

(c)                                  None of Parent, Merger Sub or their respective directors or executive officers own, directly or indirectly, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record, any shares of Company Common Stock or securities that are convertible, exchangeable or exercisable into Company Common Stock, and none of Parent, Merger Sub or their respective directors or executive officers holds any rights to acquire or vote any shares of Company Common Stock, except pursuant to this agreement.

4.5                               Sufficient Funds.  Parent and Merger Sub have (or have available to them), and will have as of the Offer Acceptance Time and Effective Time sufficient cash available to pay all amounts to be paid by Parent and Merger Sub in connection with this agreement and the Merger Transactions, including Parent’s and Merger Sub’s costs and expenses and the aggregate Offer Price and Merger Consideration on the terms and conditions contained in this agreement, and there is not, nor will there be, any restriction on the use of such cash or cash equivalents for such purpose. In no event shall the receipt or availability of any funds or financing by or to Parent, Merger Sub or any of their respective Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

4.6                               Litigation.  There is no Legal Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Neither Parent nor any of its Subsidiaries is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.7                               Information Supplied.  The information relating to Parent and Merger Sub, to the extent supplied by or on behalf Parent and Merger Sub, to be contained in, or incorporated by reference in, the Offer Documents and the Schedule 14D-9 (and any amendment or supplement thereto) will not, on the date the Offer Documents and the Schedule 14D-9 are first mailed to the holders of the Company Common Stock or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.  The Offer Documents will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Notwithstanding the foregoing provisions of this section 4.7, no representation or warranty is made by Parent or Merger Sub with respect to information or statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9, which information or statements were not supplied by or on behalf of the Company and Merger Sub.

4.8          Stockholder, Labor and Employee Matters.  Other than the Support Agreements or any individual listed in section 5.4(a) of the Company Disclosure Schedule, neither Parent nor Merger Sub has, in connection with the Offer or the Merger, directly or indirectly: (a) entered into any employment agreement, or made or entered into any other Contract or any other arrangements or other understandings (whether or not binding), with any of the Company’s stockholders, directors, officers or employees relating to this agreement, the Merger or any of the other Transactions; (b) offered employment to any of the Company’s stockholders, directors, officers or employees; or (c) sold, or offered to sell, any direct or indirect equity interest in the Company or Parent to any of the Company’s stockholders, directors, officers or employees.

ARTICLE V

COVENANTS

5.1          Conduct of Business of the Company.

(a)           From and after the date of this agreement and until the earlier of the Effective Time and the valid termination of this agreement pursuant to article VII, except as set forth in section 5.1(a) of the Company Disclosure Schedule or as required by applicable Law, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned, the Company shall, and shall cause each of its Subsidiaries to, conduct its operations in all material respects in the Ordinary Course of Business and use, and cause each of its Subsidiaries to use, its commercially reasonable efforts to comply in all material respects with applicable Law, preserve intact its business organization and preserve its and their present relationships with customers, suppliers, Governmental Authorities, and other Persons with which it has business relations or regular relations, in each case consistent with past practice.

(b)           In addition to and without limiting the generality of the foregoing section 5.1(a), except as set forth in section 5.1(b) of the Company Disclosure Schedule or as otherwise required by applicable Law, from and after the date of this agreement until the earlier of the Effective Time and the valid termination of this agreement pursuant to article VII, the Company shall not, and shall cause each of its Subsidiaries not to, take any of the following actions, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned:

(i)            Organizational Documents.  Amend any of the Company Organizational Documents or restructure, reorganize, dissolve or liquidate the Company or any of its Subsidiaries;

(ii)           Dividends.  Make, declare or pay any dividend or distribution on any shares of its capital stock, other than dividends and distributions by wholly owned Subsidiaries of the Company;

(iii)          Capital Stock.  (A) Adjust, split, combine or reclassify its capital stock, (B) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (except in connection with acquisitions related to a forfeiture of equity awards), (C) grant any Person any right or option to acquire any shares of its capital stock (except grants of time-based Company RSUs, up to an aggregate of 400,000 Company RSUs, to new hire employees who are below vice president level in the Ordinary Course of Business and in-line with the Company’s equity grant matrix in effect prior to August 1, 2019 which has previously been made available to Parent (the “New Hire Grants”)) or accelerate the vesting of any Company Options, Company RSUs or similar equity-based grants, or (D) issue, deliver or sell any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than pursuant to (1) the exercise of non-early exercisable Company Options outstanding as of the date hereof, (2) the vesting and settlement of outstanding Company RSUs outstanding as of the date hereof, (3) issuances in respect of the exercise of purchase rights under the Company ESPP (to the extent consistent with section 2.3(f), in the case of each of the foregoing clauses (1), (2) and (3), solely to the extent outstanding as of, and in accordance with their terms as of, the date of this agreement and with respect to an Offering ending prior to the Effective Time), and (4) issuance of the Retention RSUs and the New Hire Grants).

(iv)          Compensation and Benefits.  (A) Increase the compensation or benefits payable or to become payable to, or for the benefit of, any of its current or former directors, officers or employees and service providers (including paying any severance, change in control or other special bonus), other than (i) issuance of the Retention RSUs and the New Hire Grants and (ii) increases in the Ordinary Couse of Business for non-key employees in connection with promotions that do not exceed 10% of such non-key employee’s total compensation, (B) establish, adopt, enter into, amend, renew or terminate any Employee Benefit Plan or any employee benefit plan, agreement, policy, program or commitment (including any severance or retention agreement) that, if in effect on the date of this agreement, would be an Employee Benefit Plan, (C) adopt, enter into, amend or terminate any collective bargaining agreement or other similar arrangement relating to union or organized employees, (D) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, employees or other service providers, (E) terminate the employment of any senior director and above or equivalent level employee in research and development or sales function for the Company or any of its Subsidiaries other than for cause, or (F) hire any employee who is a vice president or above;

(v)           Acquisitions.  Acquire (by merger, consolidation, acquisition of equity interests or assets, or otherwise) any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof or any assets that are material, individually or in the aggregate, to the Company and its Subsidiaries, taken as whole, or enter into any agreements providing for any of the foregoing, except for any such transaction which is between the Company and any of its wholly owned Subsidiaries or between any such wholly owned Subsidiaries of the Company;

(vi)          Encumbrances.  Pledge, encumber or grant any Liens on any Company Assets, other than Permitted Liens;

(vii)         Loans and Investments.  Make any loans, capital contributions or advances to, or investments in, any other Person other than (A) the Company or any of its wholly-owned Subsidiaries or (B) in the Ordinary Course of Business up to $500,000 in the aggregate;

(viii)        Indebtedness; Guarantees.  Incur any indebtedness in excess of $1,000,000 in the aggregate, or assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness of another Person;

(ix)          Material Contracts.  Enter into, amend, terminate (other than expiration in accordance with their terms) or waive any material rights or obligations under, any Material Contract or enter into any Contract that includes a change in control or similar provision;

(x)           Capital Expenditures.  Make capital expenditures, except (A) as consistent in all material respects with the Company’s current business plan that was previously made available to Parent, (B) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (whether or not covered by insurance) or (C) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (C) not to exceed $1,000,000 in the aggregate;

(xi)          Corporate Transactions.  Merge or consolidate with any Person or adopt any plan of liquidation, dissolution or consolidation, restructuring or recapitalization;

(xii)         Equity Arrangements.  Enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of shares of its capital stock except for any such transaction which is between the Company and any of its wholly owned Subsidiaries or between any such wholly owned Subsidiaries of the Company;

(xiii)        Accounting.  Change its accounting methods, policies or procedures, other than as required by GAAP;

(xiv)        Legal Proceeding.  Waive, release, assign, settle or compromise any material Legal Proceedings, other than such waivers, releases, assignments, settlements or compromises (A) that are in the Ordinary Course of Business and (B) with respect to which the resulting loss (1) is reimbursed to the Company or any of its Subsidiaries by an insurance policy or (2) involves payments by the Company not exceeding $2,000,000 in the aggregate and in any event does not involve any injunctive or equitable relief, any restrictions or changes in the business or operations of the Company and its Subsidiaries, or any admission of wrongdoing or liability on the part of the Company and its Subsidiaries;

(xv)         Insurance.  Cancel or terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect that is detrimental to the Company, any insurance policy;

(xvi)        Taxes.  Make (outside of the Ordinary Course of Business), change or revoke any material election relating to Taxes, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend, refile or otherwise revise any previously filed Tax Returns, enter into any closing agreement, settle or compromise any income or any other material Tax claim or assessment, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, enter into any Tax sharing, allocation, indemnity or similar agreements or arrangements (other than customary commercial agreements not primarily related to Taxes).

(xvii)       Dispositions.  (A) Transfer or license to any Person (including through a reseller agreement) any rights to any Company Intellectual Property (other than in the Ordinary Course of Business in connection with the license or sale of any of the Company Products or services to customers on the Company’s standard form agreements made available), (B) disclose, provide or license any Company Software source code to any third party or agree to do so, except (I) in connection with Open Source Licenses or (II) in the Ordinary Course of Business allowing existing licensees under Outbound Intellectual Property Contracts to become beneficiaries under the Company’s Three-Party Master Depositor Escrow Service Agreement with Iron Mountain Intellectual Property Management, Inc., so long as the applicable Outbound Intellectual Property Contract includes such a right for the licensee,  (C) other than in the Ordinary Course of Business, incorporate into, integrate, bundle, link with or otherwise use in connection with any Company Product any Open Source Materials or (D) join, participate in, or establish new standards-setting organization, collaborative effort with a university or industry body or consortium, or other multi-party special interest group or activity;

(xviii)      Poison Pill.  Enter into, adopt or authorize the adoption of any stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan;

(xix)        Delay.  Take any action or omit to take any action the result of which would reasonably be expected to materially impair or materially delay or impede the consummation of the Merger Transactions; or

(xx)         Related Actions.  Agree, authorize or commit to do any of the foregoing.

5.2          Access to Information; Confidentiality

(a)           Upon reasonable advance written notice, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent, Merger Sub and their respective Representatives reasonable access during normal business hours during the period from the date of this agreement until the earlier of the Effective Time or the valid termination of this agreement pursuant to article VII, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent: (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws and (ii) all other information concerning its business, properties and personnel as Parent or Merger Sub may reasonably request (including Tax Returns filed and those in preparation and the workpapers of its auditors).  Nothing herein shall require the Company or any of its Subsidiaries to provide such access or information to the extent that such action (A) would reasonably be expected to result in a waiver of attorney-client privilege, work product doctrine or similar privilege, (B) specifically relates to the evaluation, deliberation or minutes of the Company Board (or any committee or subcommittee thereof) related to the Merger Transactions, the strategic and financial alternatives process leading thereto, or any information or materials provided to the Company Board (or any committee or subcommittee thereof) in connection therewith or (C) would reasonably be expected to violate any applicable Law or any confidentiality obligation owing to a third party so long as the Company shall promptly notify Parent of any such confidentiality obligations or access restrictions and use commercially reasonable efforts to obtain the consent of such third party to provide such information and otherwise provide such access to Parent, if requested. No investigation pursuant to this section 5.2 shall affect any representation or warranty in this agreement of any party hereto or any condition to the obligations of the parties hereto.

(b)           To the extent Parent requests further information or investigation of the basis of any potential violations of Law, including Laws related to export control and Applicable Anti-Corruption Laws, the Company shall, and shall cause its Subsidiaries to, cooperate with such request and make available any personnel or experts engaged by the Company or its Subsidiaries necessary to accommodate such request.

(c)           The Company shall (i) notify Parent in writing as promptly as reasonably practicable after learning of any Legal Proceeding by any Person initiated against the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective Representatives in their capacity as such (a “New Litigation Claim”); (ii) notify Parent of ongoing material developments in any New Litigation Claim and any Legal Proceeding that was existing prior to the date hereof and (iii) consult in good faith with Parent regarding the conduct of the defense of any New Litigation Claim and any Legal Proceeding that was existing prior to the date hereof.  Without limiting the generality of the foregoing, with respect to any New Litigation Claim against the Company or its directors or officers relating to this agreement or the Merger Transactions, the Company shall consult with Parent and give Parent the opportunity to participate in the defense (at Parent’s sole expense) and settlement of any such litigation, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).  For purposes of this section 5.2(c), “participate” shall include the Company’s obligations to keep Parent apprised of proposed strategy and other significant decisions with respect to the litigation (to the extent that attorney-client privilege is not undermined or otherwise affected).  Without Parent’s prior written consent, the Company shall not (A) waive any provision of the Company Organizational

Documents providing for the Court of Chancery of the State of Delaware as the exclusive forum for any such litigation or (B) consent to the selection of an alternative forum other than the Court of Chancery of the State of Delaware for any such litigation.  Without otherwise limiting or expanding the rights of current or former directors and officers of the Company with regard to the right to counsel, following the Effective Time, current or former directors and officers of the Company with rights to indemnification as described in section 5.5(a) shall be entitled to continue to retain Goodwin Procter LLP to defend any New Litigation Claim, with any such expenses of such counsel to be paid by the Company to the extent such directors or officers are entitled to indemnification as described in section 5.5(a).

(d)           Information disclosed under this section 5.2 and otherwise pursuant to this agreement shall be governed under the letter agreement regarding confidentiality, dated July 23, 2019, between Parent and the Company (the “Confidentiality Agreement”).

(e)           Nothing contained in this agreement shall give Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company or any of its Subsidiaries before the Effective Time.  Before the Effective Time, the Company shall, consistent with the terms and conditions of this agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

(f)            The Company has provided to Parent all information, documents and materials made available by the Company (a) posted in the virtual data room for “Carbon Black” hosted by Merrill Corporation, each as accessible to Parent as of the date that is one Business Day prior to the date of this agreement or (b) delivered by or on behalf of the Company to Parent or Parent’s Representatives via electronic mail prior to the execution of this agreement, and the Company will provide Parent with full administrator access and assign over the virtual data room account at the Closing.

5.3          No Solicitation

(a)           The Company shall, and shall cause each of its Subsidiaries and each of its and its Subsidiaries’ Representatives to, immediately (i) cease and cause to be terminated any existing activities, discussions or negotiations with any Person (other than Parent and its Subsidiaries) conducted prior to the date of this agreement with respect to any Takeover Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to a Takeover Proposal, (ii) terminate access by any Person (other than Parent and its Subsidiaries) to any physical or electronic data room relating to any Takeover Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to a Takeover Proposal, and (iii) request that each such Person promptly return or destroy all non-public information previously furnished to such Person or any of its Representatives.  The Company shall not modify, amend or terminate, or waive, release or assign, any provisions of any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any Takeover Proposal or any inquiry that constitutes or could reasonably be expected to lead to a Takeover Proposal and shall enforce the provisions of any such agreement, except that the Company shall be permitted on a confidential basis to release or waive any standstill obligations solely to the extent necessary to permit the other party thereto to submit a Takeover Proposal to the Company Board on a confidential basis.  The Company shall provide prompt (and in any event within 24 hours) written notice to Parent of each such release or waiver of any standstill obligations, including in such notice the identities of the parties thereto and circumstances relating thereto.

(b)           From and after the date hereof until the Offer Acceptance Time or, if earlier, the termination of this agreement in accordance with article VII, the Company shall not, and the Company shall cause each of its Subsidiaries and each of its and its Subsidiaries’ Representatives not to, directly or indirectly (i) solicit, initiate or knowingly facilitate or encourage any inquiry, proposal or offer regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any information to, any Person in connection with a Takeover Proposal or any inquiries regarding or that could be reasonably expected to lead to a Takeover Proposal (other than to state that the Company is not permitted to have discussions) or (iii) execute or enter into any letter of intent, agreement in principle or Contract with respect to a Takeover Proposal (other than an Acceptable Confidentiality Agreement) (or resolve to or publicly propose to do any of the foregoing).  Any breach of this section 5.3 by any Subsidiary of the Company or any Representative of the Company or any of its Subsidiaries shall be deemed a breach of this section 5.3 by the Company.

(c)           Notwithstanding section 5.3(b) or any other provision of this agreement to the contrary (but subject to this section 5.3(c)), at any time after the date hereof until the Offer Acceptance Time, following the receipt by the Company of a written Takeover Proposal (which Takeover Proposal did not arise out of any material breach of section 5.3(a) or section 5.3(b) by the Company or any of its Subsidiaries or any of its or its Subsidiaries’ Representatives):

(i)            the Company and its Representatives shall be permitted to contact the Person making such Takeover Proposal, solely to clarify the terms of such Takeover Proposal; and

(ii)           if the Company Board determines in good faith (A) that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (B) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (1) and (2) below with respect to such Takeover Proposal would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law, then the Company may, in response to such Takeover Proposal, (1) furnish access and information with respect to the Company to the Person who has made such Takeover Proposal, and its Representatives, pursuant to an Acceptable Confidentiality Agreement, so long as any material non-public information provided under this clause (1) has previously been provided to Parent or is provided to Parent substantially concurrently with the time it is provided to such Person, and (2) participate in discussions and negotiations with such Person regarding such Takeover Proposal.

(d)           From and after the date of this agreement until the Offer Acceptance Time, the Company shall advise Parent orally and in writing of (i) the receipt (orally or in writing) of any Takeover Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to a Takeover Proposal, specifying the terms and conditions thereof (including the identity of the Person making such Takeover Proposal or inquiry and each Person controlling such Person), and (ii) shall thereafter keep Parent reasonably informed of any changes or modifications to the financial or (other than immaterial changes or modifications) other terms and conditions of such Takeover Proposal or inquiry, offer or proposal, in each case also providing to Parent a copy of each written Takeover Proposal or inquiry, offer or proposal and any written changes or modifications thereto containing any terms or conditions of any proposals or proposed transaction agreements (including all schedules and exhibits thereto) relating to any Takeover Proposal or inquiry, offer or proposal, in each case as soon as practicable and in any event within 24 hours after the Company’s receipt thereof.  Without limiting any of the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Takeover Proposal pursuant to section 5.3(c).

(e)           Except as set forth in section 5.3(f) and section 5.3(g), neither the Company Board nor any committee thereof shall (i) withdraw, qualify, modify or amend, or agree to or publicly propose to withdraw, qualify, modify or amend, the Company Board Recommendation in any manner adverse to Parent or (ii) approve, endorse or recommend, or declare advisable or publicly propose to approve, endorse, recommend or declare advisable, a Takeover Proposal (any action described in clauses (i) and (ii) being referred to as an “Adverse Recommendation Change”) or (iii) approve, recommend or allow the Company to enter into any letter of intent, agreement in principle or Contract relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement) (an “Acquisition Agreement”).

(f)            Notwithstanding anything to the contrary in this agreement, the Company Board may, at any time before the Offer Acceptance Time, in response to a Superior Proposal received by the Company Board after the date of this agreement, make an Adverse Recommendation Change and terminate this agreement to simultaneously enter into a definitive Acquisition Agreement, but only if:

(i)            neither the Company nor any of its Subsidiaries or any of their respective Representatives has materially breached any of the provisions of this section 5.3;

(ii)           the Company Board has determined in good faith, after consultation with outside legal and financial advisors, that failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law;

(iii)          the Company shall have first provided at least four Business Days’ prior written notice (the “Notice Period”) to Parent that the Company is prepared to make an Adverse Recommendation Change and terminate this agreement to enter into an

Acquisition Agreement with respect to a Superior Proposal, which notice shall include a copy of the written definitive agreements (including all exhibits and schedules and ancillary agreements) providing for the transaction that constitutes such Superior Proposal;

(iv)          during the Notice Period, the Company has negotiated with Parent in good faith (if requested by Parent) to enable Parent to propose in writing such adjustments in the terms and conditions of this agreement or the Offer so that such Superior Proposal ceases to constitute a Superior Proposal; and

(v)           following the end of the Notice Period (it being understood and agreed that any material change to the financial or other terms and conditions of such Superior Proposal shall require an additional notice to Parent and a new two Business Day period), and after considering such negotiations and any adjustments in the terms and conditions of this agreement or the Offer that have been agreed to in writing by Parent, the Company Board has determined in good faith that, after consultation with its financial advisor, such Superior Proposal continues to constitute a Superior Proposal.

(g)           Notwithstanding anything to the contrary in this agreement, the Company Board may, at any time before the Offer Acceptance Time, make an Adverse Recommendation Change in response to an Intervening Event, but only if:

(i)            the Company Board has determined in good faith, after consultation with its outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law;

(ii)           the Company shall have first provided prior written notice to Parent for at least the duration of the Notice Period that the Company is prepared to make an Adverse Recommendation Change in response to such Intervening Event, which notice shall specify in reasonable detail the Intervening Event that renders an Adverse Recommendation Change necessary;

(iii)          during the Notice Period, the Company has negotiated with Parent in good faith (if requested by Parent) to enable Parent to propose in writing such adjustments in the terms and conditions of this agreement or the Offer so that the failure to make such Adverse Recommendation Change would no longer reasonably be expected to be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law; and

(iv)          following the end of the Notice Period (it being understood and agreed that any material change to the conditions constituting such Intervening Event shall require an additional notice to Parent and a new two Business Day period), and after considering such negotiations and any adjustments in the terms and conditions of this agreement or the Offer that have been agreed to in writing by Parent, the Company Board has determined that, after consultation with its outside legal counsel, the failure to make such Adverse Recommendation Change continues to reasonably be expected to be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law.

(h)           Nothing contained in this section 5.3 or elsewhere in this agreement shall prohibit the Company, the Company Board or any committee or subcommittee thereof from (i) complying with Rules 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by section 14d-9(f) under the Exchange Act) being deemed to be an Adverse Recommendation Change unless in such disclosure the Company Board expressly reaffirms the Company Board Recommendation) or (ii) making any disclosure to the stockholders of the Company that the Company Board has determined in good faith, after consultation with outside legal advisors, failure to make would reasonably be expected to be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law, so long as such disclosure is not an Adverse Recommendation Change, conditional or otherwise.  For the avoidance of doubt, in no event shall the issuance of a “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable Law), without more, constitute an Adverse Recommendation Change.

5.4          Employee Matters

(a)           Prior to the Effective Time, other than the employees set forth in section 5.4(a) of the Company Disclosure Schedule, the Company shall terminate the employment or consulting services of each individual who (i) Parent informs the Company has not accepted an offer of employment from Parent as of the Effective Time, or (ii) is mutually agreed by Parent and the Company, and shall therefore be a Non-Continuing Employee, effective as of no later than immediately prior to the Effective Time.

(b)           Unless requested by Parent not to take such action at least three Business Days prior to the date on which the Company becomes an ERISA Affiliate of Parent, the Company Board shall adopt a resolution terminating the Company 401(k) Plan (and any other plan maintained by the Company or any member of the “controlled group” that is intended to be qualified under Code Section 401(a) and includes a cash or deferred arrangement intended to qualify under Code Section 401(k)) prior to the date on which the Company becomes an ERISA Affiliate of Parent (but not earlier than ten Business Days prior to such date) and shall provide evidence of such termination acceptable to Parent prior to the Closing, except that any such amendment, suspension or termination of the Company 401(k) Plan shall not impact the benefits required to be provided pursuant to section 5.4(c).  Parent shall allow eligible rollover contributions to the Parent 401(k) Plan of account balances (in cash) under the Company 401(k) Plan.  Immediately prior to the termination of the Company 401(k) Plan, the Company will have made all necessary payments to fund the contributions: (i) necessary or required to maintain the tax-qualified status of each such plan; (ii) for elective deferrals made pursuant to each such plan for the period prior to termination; and (iii) for any employer contributions (including any matching contributions) for the period prior to termination.

(c)           From and after the Effective Time, Parent, in its sole discretion, shall either (i) continue (or cause the Surviving Corporation to continue) the Employee Benefit Plans of the Company on substantially the same terms as in effect immediately prior to the Effective Time or (ii) discontinue the Employee Benefit Plans and permit all employees of the Company or any of its Subsidiaries who remain employees of Parent or its Subsidiaries or who do not accept an offer of employment from Parent but have not been affirmatively terminated pursuant to section 5.4(a) (each, a “Continuing Employee” and collectively, the “Continuing Employees”) to participate in the benefit programs of Parent to the same extent as similarly situated employees of Parent or its Subsidiaries.  From and after the Effective Time, with respect to any benefit plan maintained by Parent or its Subsidiaries that is not an Employee Benefit Plan and in which Continuing Employees are eligible to participate:

(i)            Continuing Employees shall be given credit for service with the Company or its Subsidiaries with respect to paid time-off and severance as applicable;

(ii)           With respect to any Continuing Employee who moves to any U.S. group health plans of Parent or its Subsidiaries on a date other than the first day of the plan year, Parent shall cause any pre-existing conditions and eligibility waiting periods under any such plan to be waived with respect to the Continuing Employees and their eligible dependents;

(iii)          If applicable, unused vacation days accrued by exempt U.S. Continuing Employees through the Closing Date will be cashed-out by the Company in connection with the Closing, and such Continuing Employees will be subject to Parent’s non-accrued vacation policy applicable to all exempt U.S. employees; and

(iv)          Unused vacation days, if any, accrued by all other Continuing Employees under the plans and policies of the Company and its Subsidiaries will carry over to Parent or the Surviving Corporation to the extent administratively practicable or legally required, and each such Continuing Employee shall be paid by Parent in cash for any accrued and unused vacation days that Parent determines are not administratively practicable or legally required to carry over.

(d)           Parent agrees that each Continuing Employee shall, during the period commencing at the Effective Time and ending on the first anniversary of the Closing Date (the “Continuation Period”), be provided with an annual rate of base salary or base wage and an annual target cash bonus opportunity or commission plan that is in the aggregate no less favorable than the annual rate of base salary or base wage and the annual target cash bonus opportunity or commission plan, as applicable, provided to such Continuing Employee by the Company or any of its Subsidiaries immediately prior to the Effective Time; provided that such rate of base salary or base wage shall not be decreased during the Continuation Period.

(e)           Parent further agrees, and shall cause the Surviving Corporation, to honor and abide by the terms of any severance and change in control plans, agreements and arrangements for the benefit of the Continuing Employees that are in effect and have been listed on section 5.4(e) of the Company Disclosure Schedule, unless otherwise agreed to between the applicable Continuing Employee and Parent.

(f)            Parent agrees, and shall cause the Surviving Corporation, to determine the amount of the Company’s 2019 fiscal year annual bonuses (the “2019 Bonuses”) based on actual performance and the level of achievement of the applicable performance targets in accordance with the terms of the applicable Employee Benefit Plan and otherwise in the Ordinary Course of Business consistent with past practice, provided that the 2019 Bonuses shall be pro-rated based on a performance period commencing on January 1, 2019 and ending on the Closing Date.  Parent agrees, and shall cause the Surviving Corporation, to pay the 2019 Bonuses at any time following the Effective Time but on or prior to the next payroll on or after January 31, 2020, subject to the Continuing Employee’s continued employment through such date.  Following the Effective Time, Continuing Employees shall (i) participate in Parent’s bonus plans and programs and earn pro-rated bonus payments for the period commencing on the Closing Date and ending on January 31, 2020 and (ii) beginning February 1, 2020, participate in Parent’s bonus plans and programs to the same extent as similarly situated employees of Parent or its Subsidiaries.

(g)           Nothing in this section 5.4, whether express or implied, shall confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates, any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this section 5.4.  No provision of this section 5.4 is intended to modify, amend or create any employee benefit plan of the Company, Parent, Surviving Corporation or any of their respective Subsidiaries or Affiliates.

5.5          Indemnification, Exculpation and Insurance.

(a)           Parent and Merger Sub agree that all rights to indemnification, exculpation, and advancement of expenses existing in favor of the current or former directors and officers of the Company as provided in the Company Organizational Documents or in indemnification agreements with the directors and officers of the Company in the form attached to the Company’s most recent annual report on Form 10-K for acts or omissions occurring prior to the Effective Time, including in respect of the Merger Transactions, shall be assumed and performed by the Surviving Corporation and shall continue in full force and effect until the later of six years after the Effective Time or the expiration of the applicable statute of limitations with respect to any such claims against directors or officers of the Company arising out of such acts or omissions, except as otherwise required by applicable Law.

(b)           At or prior to the Effective Time, the Company shall purchase six-year prepaid “tail” policies on terms and conditions providing coverage retentions, limits and other material terms no less favorable than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising at or prior to the Effective Time, except that the Company may not commit or spend on such “tail” policies annual premiums in excess of 250% of the annual premiums paid by the Company in its last full fiscal year prior to the date hereof for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and if such premiums for such “tail” policies would exceed 250% of the Base Amount, then the Company shall purchase policies that provide the maximum coverage available at an annual premium equal to 250% of the Base Amount.  The Company shall in good faith cooperate with Parent prior to the Effective Time with respect to the procurement of such “tail” policies, including with respect to the selection of the broker, available policy price and coverage options.  Parent shall cause the Surviving Corporation to maintain such policies in full force and effect for their full term and to honor the obligations thereunder.

(c)           In the event that Parent, the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation assumes the obligations set forth in this section 5.5.

5.6          Commercially Reasonable Efforts.  Upon the terms and subject to the conditions set forth in this agreement and in accordance with applicable Law, each of the parties to this agreement shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that, as promptly as practicable, the Offer Conditions and the conditions set forth in article VI are satisfied and to consummate the Merger Transactions as promptly as practicable, including by preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents.

5.7          Consents; Filings; Further Action

(a)           Upon the terms and subject to the conditions of this agreement and in accordance with applicable Law, each of the parties to this agreement shall use its commercially reasonable efforts to promptly (i) obtain any consents, approvals, registrations, waivers, permits, orders or other authorizations from, and make any filings and notifications with, any Governmental Authority or third party necessary, proper or advisable under applicable Law to consummate the Merger Transactions, (ii) make any other submissions necessary, proper or advisable in connection with the Merger Transactions under the Securities Act, the Exchange Act, the HSR Act, the DGCL, the Nasdaq and NYSE rules and regulations and any other applicable Law and (iii) take or cause to be taken all other actions necessary, proper or advisable consistent with this section 5.7 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under such Laws.  Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors before filing.

(b)           As promptly as practicable after the date of this agreement (and in no event later than the date that is five Business Days after the date hereof), each of Parent and the Company shall file any Notification and Report Forms and related material required to be filed by it with the FTC and the United States Department of Justice, as applicable, with respect to the Merger Transactions (which shall request the early termination of any waiting period applicable to the Merger Transactions under the HSR Act), and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable.

(c)           Each of Parent and the Company shall promptly inform the other party upon receipt of any communication from any Governmental Authority regarding the Merger Transactions.  If Parent or the Company receives a request for additional information from any Governmental Authority that is related to the Merger Transactions, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request as promptly as reasonably practicable.  No party shall participate in any meeting or engage in any material substantive conversation with any Governmental Authority related to the Merger Transactions without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend and participate.  Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with any Governmental Authority in connection with the Merger Transactions.

(d)           Parent and the Company shall exercise commercially reasonable efforts to resolve or defend against such objections, if any, as the FTC, the United States Department of Justice or any other Governmental Authority may assert with respect to the Merger Transactions and to obtain any clearance required under the HSR Act, or any other approval, consent or authorization necessary under applicable Law for the consummation of the Merger Transactions.  Notwithstanding anything to the contrary in this agreement, Parent shall not have any obligation to and, without the prior written consent of Parent, the Company shall not (i) litigate or contest any Legal Proceeding or Order, (ii) sell, license, divest, dispose or hold separate any assets, entities or businesses (including, after the Effective Time, of the Surviving Corporation or any of its Subsidiaries), (iii) terminate, amend or assign existing relationships or contractual rights or obligations, (iv) otherwise take actions that would limit their respective freedom of action with respect to, or its ability to retain, one or more of their respective businesses, assets or rights or interests therein, or (v) commit to take any such actions in the foregoing clauses (i) through (iv).  Subject to the provisions set forth above, Parent and the Company shall take any of the following actions to the extent necessary or appropriate to obtain the approval of any Governmental Authority with jurisdiction over the enforcement of the HSR Act regarding the Merger Transactions: (A) entering into negotiations; (B) providing information required by Law; and (C) substantially complying with any supplemental request for information in accordance with the HSR Act.  Parent shall not require the Company or its Subsidiaries to, and the Company and its Subsidiaries shall not be required to, take any action with respect to any Order or any applicable Law which would bind the Company or its Subsidiaries prior to the Effective Time or in the event the Merger does not occur.

(e)           Parent agrees that prior to the Closing Date it and its Subsidiaries will not acquire or enter into any other Contract to acquire any other business, assets or equity of any Person if such proposed acquisition would or would reasonably be expected to prevent the consummation of the Merger Transactions.

5.8          Public Announcements.  The initial press release regarding the Merger Transactions shall be a joint press release by the Company and Parent.  Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements about this agreement or any of the Merger Transactions and shall give each other reasonable opportunity to review and comment upon any such release or statement.  Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law, Order or the Nasdaq or NYSE requirements.  Notwithstanding the foregoing, (a) the Company shall not be required to consult with Parent in connection with, or provide Parent an opportunity to review or comment upon, any press release or other public statement or comment to be issued or made with respect to any Takeover Proposal or with respect to any actions contemplated by section 5.3(e), section 5.3(f), section 5.3(g) or section 5.3(h), and (b) this section 5.8 shall not apply to any press release or other public statement (i) that contains substantially similar information that has been previously announced or made public in accordance with the terms of this agreement or (ii) is made in the ordinary course of business consistent with past practice and does not relate specifically to the signing of this agreement or the Merger Transactions.

5.9          Fees and Expenses.  Except as explicitly provided for otherwise in this agreement, whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this agreement or on its behalf in connection with this agreement and the Merger Transactions (“Expenses”) shall be paid by the party incurring those Expenses. For the avoidance of doubt, Parent shall pay all filing fees payable for filings required or otherwise made pursuant to the HSR Act or any other antitrust laws, and the Company shall not be required to pay any fees or other payments to any Governmental Authority in connection with any filings under the HSR Act or such other filings as may be required under applicable antitrust laws in connection with the Merger or the other Merger Transactions.

5.10        Company Financing.  Prior to the Closing Date, upon Parent’s request, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to, prior to or at, and conditioned upon, the occurrence of the Closing, deliver all notices and take all other actions required to, at Parent’s option: (a) facilitate the termination of the commitments under the Credit Agreement (as the same may be amended, modified, supplemented, restated or amended and restated from time to time and in effect immediately prior to the Closing, the “Subject Indebtedness”) and repay or satisfy in full all obligations then outstanding thereunder in accordance with the terms of, and, in connection therewith, deliver to Parent, customary payoff letters reflecting such terminations and repayments (each a “Payoff Letter”), and, upon the occurrence of the payoff in accordance with the terms of each such Payoff Letter, deliver all notices and take all other actions required to release all of the Liens in connection therewith, or (b) obtain the waiver or consent of the parties to the Subject Indebtedness necessary to authorize the waiver or consent to the Merger Transactions in respect of the Subject Indebtedness (the “Lender Consent”), such Lender Consent to be in a form reasonably satisfactory to Parent.

5.11        Rule 16b-3.  Prior to the Effective Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required or advisable to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the Merger by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12        Notification of Certain Matters.  Prior to the Effective Time, the Company shall give prompt notice to Parent of (a) any notice or other communication received from any Governmental Authority in connection with this agreement or the Merger Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Merger Transactions, if the subject matter of such communication or the failure to obtain such consent would be material to the Company, the Surviving Corporation or Parent, (b) any Legal Proceedings commenced or, to the Knowledge of the Company, threatened against the Company which relates to this agreement or the Merger Transactions and (c) any known fact, event or circumstance that would reasonably likely to result in the failure of any of the Offer Conditions or any of conditions set forth in article VI to be satisfied.  Absent fraud or Willful and Material Breach of this agreement, no such notification (or failure to provide such notification) shall constitute a breach of this agreement or affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

5.13        Delisting.  The Company shall cooperate with Parent and shall use its commercially reasonable efforts prior to the Closing Date to cause the Company Common Stock to be delisted from the Nasdaq and deregistered under the Exchange Act as soon as reasonably practicable following the Effective Time.

5.14        Rule 14d-10.  Prior to the Offer Acceptance Time, the Compensation Committee of the Company Board (the “Compensation Committee”) will take such steps as are required to cause each employment compensation, severance or other employee benefit arrangement, including all Employee Benefit Plans, pursuant to which consideration is payable to any holder of any security of the Company to be approved by the Compensation Committee in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

5.15        Takeover Laws.  The Company shall use commercially reasonable efforts to (a) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Merger Transactions and refrain from taking any actions that would cause the applicability of such Laws and (b) if the restrictions of any Takeover Law become applicable to any of the Merger Transactions, take all action necessary to ensure that the Merger Transactions may be consummated as promptly as practicable on the terms contemplated by this agreement and otherwise minimize the effect of such Takeover Law on the Merger Transactions.

5.16        Resignation of Directors.  Prior to the Effective Time, the Company shall cause each member of the Company Board to execute and deliver a letter effectuating his or her resignation as a director of the Company Board, effective immediately prior to the Effective Time.

5.17        Interim Operations of Merger Sub.  During the period from the date hereof through the earlier of the Effective Time or the date of termination of this agreement, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this agreement.

5.18        Retention Matters.  Prior to the Effective Time, Parent and the Company shall implement the retention matters set forth on section 5.18 of the Company Disclosure Schedule.

ARTICLE VI

CONDITIONS

6.1          Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to this agreement to effect the Merger are subject to the satisfaction or waiver on or before the Effective Time of each of the following conditions:

(a)           No Orders.  No Law or Order shall be in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting consummation of the Merger shall have been issued by any Governmental Authority of competent jurisdiction.

(b)           Consummation of Offer.  Merger Sub shall have accepted for payment all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer.

6.2          Frustration of Closing Conditions.  Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this agreement and abandoning the Merger, on the failure of any condition set forth in this article VI to be satisfied if such failure was caused by such party’s breach of, or failure to perform with respect to, any provision of this agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1          Termination by Mutual Consent.  This agreement may be terminated and the Merger Transactions abandoned at any time before the Offer Acceptance Time by mutual written consent of Parent (and for all purposes under this article VII, any termination by Parent also being an effective termination by Merger Sub) and the Company.

7.2          Termination by Either Parent or the Company.  This agreement may be terminated and the Merger Transactions abandoned at any time before the Offer Acceptance Time by either Parent or the Company:

(a)           if the Offer Acceptance Time has not occurred by December 22, 2019 (as such date may be extended pursuant to this section 7.2(a), the “Outside Date”); except that the Company or Parent may extend the Outside Date from time to time in increments of 15 days to a date no later than 60 days after December 22, 2019 if the condition set forth in section (b) of annex I (if the injunction or other Order relates to antitrust laws) or section (c) of annex I (including as a result of a Government Shutdown) shall not have been satisfied or waived by the Outside Date and provided that the right to terminate this agreement under this section 7.2(a) shall not be available to any party if the failure of such party to perform any of its covenants or agreements under this agreement has been a principal cause of the failure of the Offer Acceptance Time to occur by the Outside Date; or

(b)           if any Order having the effect set forth in section (b) of annex I shall be in effect and shall have become final and nonappealable, except that the right to terminate this agreement under this section 7.2(b) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this agreement has been the proximate cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Order.

(c)           if the Offer (as it may have been extended pursuant to this agreement) shall have (x) expired at any time when one or more Offer conditions has not been satisfied or waived or (y) been terminated or withdrawn prior to the Offer Acceptance Time (to the extent permitted under the terms of this agreement), in either case, without the acceptance for payment by Merger Sub of shares of Company Common Stock pursuant to the Offer, except that the right to terminate this agreement under this section 7.2(c) shall not be available to a party if that party’s failure to perform any of its covenants or agreements under this agreement has been a principal cause of the non-satisfaction of such Offer conditions or the termination or withdrawal of the Offer.

7.3          Termination by Parent.  This agreement may be terminated and the Merger Transactions abandoned at any time before the Offer Acceptance Time by Parent:

(a)           if the Company breaches any of its representations or warranties, or fails to perform any of its covenants or agreements contained in this agreement, and which breach or failure (i) would give rise to the failure of a condition set forth in section (d), (e) or (f) of annex I and (ii) by its nature cannot be cured or has not been cured by the Company by the earlier of (1) the Outside Date and (2) the date that is fifteen days after the Company’s receipt of written notice of such breach from Parent, but only so long as neither Parent nor Merger Sub are then in material breach of their respective representations or warranties or materially failing to perform their respective covenants or agreements contained in this agreement in a manner that would allow the Company to terminate this agreement under section 7.4(b);

(b)           (i) if the Company Board or any committee thereof shall have effected an Adverse Recommendation Change (except that, any written notice pursuant to section 5.3(f) or 5.3(a), of the Company’s intention to make an Adverse Recommendation Change in advance of making an Adverse Recommendation Change shall not result in Parent having any termination rights pursuant to this section 7.3(b)(i) unless such written notice otherwise constitutes an Adverse Recommendation Change) or (ii) if the Company or any of its Subsidiaries or any of the Company’s or any of its Subsidiaries’ Representatives shall have breached in any material respect any of the obligations under section 5.3;

(c)           if any Takeover Proposal has been made public and the Company fails to reaffirm the Company Board Recommendation upon the written request of Parent within five Business Days after receipt of such request (provided that Parent may make such request only once with respect to any Takeover Proposal unless such Takeover Proposal is subsequently modified in which case Parent may make such request once each time such modification is made); or

(d)           prior to the filing by the Company of the Schedule 14D-9 in accordance with section 1.2, upon at least one Business Day’s prior written notice to the Company, if the Company fails to prepare and file the Schedule 14D-9 in accordance with section 1.2, except that the right to terminate this agreement pursuant to this section 7.3(d) shall not be available to Parent if Parent is in breach of any representation, warranty, covenant or agreement set forth in this agreement that has been the proximate cause of, or resulted in, the Company’s failure to prepare or file the Schedule 14D-9 in accordance with the terms of this agreement.

7.4          Termination by the Company.  This agreement may be terminated and the Merger Transactions abandoned at any time before the Offer Acceptance Time by the Company:

(a)           in order to enter into a definitive Acquisition Agreement pursuant to and in accordance with section 5.3(f), so long as prior to or concurrently with such termination the Company pays the Termination Fee under section 7.6(b)(i);

(b)           if Parent or Merger Sub breaches any of their respective representations or warranties, or fails to perform any of their respective covenants or agreements contained in this agreement, and which breach or failure (i) would, individually or when aggregated with any such other breaches of failures, reasonably be expected to result in a Parent Material Adverse Effect and (ii) by its nature cannot be cured or has not been cured by Parent or Merger Sub, as applicable, by the earlier of (A) the Outside Date and (B) the date that is fifteen days after Parent’s receipt of written notice of such breach from the Company, but only so long as the Company is not then in material breach of its representations or warranties or materially failing to perform its covenants or agreements contained in this agreement in a manner that would allow Parent to terminate this agreement under section 7.3(b); or

(c)           (i) prior to commencement of the Offer, upon at least one Business Day’s prior written notice to Parent, if Merger Sub fails to commence the Offer in accordance with section 1.1 on or prior to the tenth Business Day following the date hereof (subject to the provisions of section 1.1), or (ii) prior to consummation of the Offer (as defined in section 251(h)(6) of the DGCL), upon at least one Business Day’s prior written notice to Parent, if Merger Sub fails to consummate the Offer when required to do so in accordance with section 1.1(e), except that the right to terminate this agreement pursuant to this section 7.4(c) shall not be available to the Company if the Company is in breach of any representation, warranty, covenant or agreement set forth in this agreement that has been the proximate cause of, or resulted in, Merger Sub’s failure to commence the Offer in accordance with the terms of this agreement.

7.5          Effect of Termination.  In the event of termination of this agreement as provided in this article VII, notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this agreement shall immediately become void and of no effect, without any Liability or obligation on the part of Parent, Merger Sub, the Company or their respective directors, officers and Affiliates, except that:

(a)           the Confidentiality Agreement, section 5.2(d), section 5.8, section 5.9, this section 7.5, section 7.6 and article VIII shall survive the termination hereof; and

(b)           no such termination shall relieve any party from any Liability resulting from any liability for fraud or a Willful and Material Breach of this agreement, subject only to section 7.6(d), with respect to any such Liabilities of the Company.

7.6          Fees Following Termination

(a)           Except as set forth in this section 7.6, all Expenses incurred in connection with this agreement and the Merger Transactions shall be paid in accordance with the provisions of section 5.9.

(b)           The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the Termination Fee:

(i)            if this agreement is terminated by the Company pursuant to section 7.4(a), in which case payment shall be made concurrently with (and as a condition to) such termination;

(ii)           if this agreement is terminated by Parent pursuant to section 7.3(b) or section 7.3(c) or by the Company pursuant to section 7.2(a) or section 7.2(c) at a time when Parent would be permitted to terminate this agreement pursuant to section 7.3(b) or section 7.3(c), in which case payment shall be made within two Business Days following such termination; or

(iii)          if (A) following the date of this agreement and prior to the time of termination of this agreement, a Takeover Proposal shall have been publicly announced or shall have been made or known by the Company Board or Company management (and such Takeover Proposal shall not have been withdrawn (publicly if such Takeover Proposal shall have been made or otherwise disclosed publicly) prior to the time of the termination of this agreement), (B) thereafter this agreement is terminated (1) by the Company or Parent pursuant to section 7.2(a) or section 7.2(c) (and the conditions set forth in section (b) of annex I (if the injunction or other Order relates to antitrust laws) and section (c) of annex I are satisfied), or (2) by Parent pursuant to section 7.3(a), and (C) within 12 months following the date of such termination the Company enters into a definitive Contract with respect to or recommends any Takeover Proposal or any Takeover Proposal is consummated, in each case whether or not involving the same Takeover Proposal or the Person making the Takeover Proposal referred to in clause (A), in which case payment shall be made within two Business Days following the earlier of the date on which the Company enters into such Contract or makes such recommendation or consummates such transaction.  For purposes of the foregoing clauses (A) and (C) only, references in the definition of the term “Takeover Proposal” to the figure “15%” shall be deemed to be replaced by “50%”.  For purposes of this agreement, the “Termination Fee” means an amount in cash equal to $70,000,000.

(c)           The Company acknowledges that the fees and other provisions of this section 7.6 are an integral part of the Merger Transactions and that without these agreements, Parent would not enter into this agreement.  Each party further acknowledges that the Termination Fee is not a penalty, but represents liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this agreement and in reliance on this agreement and on the expectation of the consummation of the Merger Transactions.  Accordingly, if the Company fails to timely pay any amount due pursuant to this section 7.6, and, in order to obtain the payment, Parent or Merger Sub commences a Legal Proceeding which results in a judgment against the Company for the payment set forth in this section 7.6, the Company shall pay, as applicable, Parent’s or Merger Sub’s out-of-pocket costs and expenses (including reasonable attorneys’ fees and disbursements) in connection with such Legal Proceeding, in addition to any other amounts due pursuant to this section 7.6, together with interest on each such amount at the prime rate as published in The Wall Street Journal in effect on the date each such payment was required to be made through the date each such payment was actually received.

(d)           For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee on more than one occasion. In the event that Parent receives payment of the Termination Fee, the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub or any of their respective Affiliates in connection with this agreement (and the termination hereof) and the Offer and the Merger (and the abandonment thereof), and, without limiting the applicability of section 7.6(c), none of Parent, Merger Sub, or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates for damages or any equitable relief arising out of or in connection with this agreement or any of the Merger Transactions, except that the foregoing shall not prevent Parent, Merger Sub or any other Person from bringing or maintaining a claim, action or proceeding based on fraud or a Willful and Material Breach of this agreement.

ARTICLE VIII

MISCELLANEOUS

8.1          Certain Definitions.  For purposes of this agreement:

(a)           “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person making a Takeover Proposal that (i) is on terms no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (including any standstill agreement contained therein), and (ii) does not prevent the Company or any of its Subsidiaries or any of the Company’s or its Subsidiaries’ Representatives from complying with the terms of this agreement or restrict in any manner the Company’s ability to consummate the Merger Transactions. Notwithstanding the foregoing, a Person who entered into a confidentiality agreement with the Company relating to a Takeover Proposal on or after August 1, 2019 and prior to the date of this agreement shall not be required to enter into a new or revised confidentiality agreement pursuant to the terms of this agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement, so long as such existing confidentiality agreement provides customary confidentiality and use restrictions and permits the Company to comply in all (other than immaterial) respects with all of the terms of this agreement and to consummate the Merger Transactions.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Amended and Restated Investor Rights Agreement” means the Eighth Amended and Restated Investor Rights Agreement, dated as of September 30, 2015, by and among the Company, each of the investors listed on Schedule A thereto, each of the key holders listed on Schedule B thereto and each stockholder listed on Schedule C thereto.

“Antitrust Division” means the Antitrust Division of the U.S. Department of Justice.

“Business Day” means any day other than Saturday, Sunday or a day on which the SEC or commercial banks in New York, New York are authorized or required by Law to close.

“Company Capital Stock” means the shares of the Company Common Stock and the Company Preferred Stock.

“Company Data” means all Data collected, generated, received or otherwise processed in the operation of the business.  Without limiting the foregoing, “Company Data” includes all Customer Data and Company Training Data.

“Company Data Contract” means any Contract involving Company Data to which the Company or any of its Subsidiaries is a party or is bound.

“Company Equity Awards” means each outstanding award granted under the Company Stock Plans, each option to purchase a share of Company Common Stock under the Company ESPP and each other outstanding Company Option and Company RSU.

“Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned, used, held for use or practiced by the Company or any of its Subsidiaries.

“Company Intellectual Property Registrations” means all of the registrations and applications for registrations with a Governmental Authority or Internet domain name registrar for Intellectual Property filed by, owned or exclusively licensed by, or purported to be owned or exclusively licensed by, the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any fact, change, effect, event or occurrence that, individually or in the aggregate, would, or would reasonably be expected to, (i) materially adversely affect the business, results of operations, assets or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (ii) prevent, materially impede or materially delay the performance by the Company of its obligations hereunder or the consummation by the Company of the Merger Transactions; except that for purposes only of clause (i) of the foregoing, in no event shall any of the following (alone or in combination), or any effect to the extent arising out of or resulting from any of the following (alone or in combination), be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (A) any national, international, or regional economic, financial, social or political conditions (including changes therein) in general, including the results of elections, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (B) changes in any financial, credit, capital or securities markets or conditions in the United States or any other country or region in the world, or changes therein, including any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (C) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (D) changes in legal or regulatory conditions, including changes or proposed changes in Law, GAAP or other accounting principles or requirements, or in standards, guidance, interpretations or enforcement thereof, (E) any change in the market price or trading volume or ratings of any securities of the Company, or any failure of the Company to meet any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to the Company or any of its Subsidiaries for any period (it being understood that, in each case, the underlying causes of such change or failure may, if they are not otherwise specifically excluded from the definition of Company Material Adverse Effect pursuant to this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred), (F) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism, sabotage or military conflicts, whether or not pursuant to the declaration of an emergency or war, (G) the occurrence of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any epidemic, pandemic or other similar outbreak (including any non-human epidemic, pandemic or other similar outbreak) or any other national, international or regional calamity, (H) the execution or announcement of this agreement or the pendency or consummation of the Merger Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors, Governmental Authorities or other third parties related thereto, or the identity of Parent or any of its Affiliates as the acquiror of the Company, or any facts or circumstances concerning Parent or any of its Affiliates; except that this clause (H) shall not apply to references to “Company Material Adverse Effect” in section 3.2 (Corporate Authorization) and section 3.3 (Government Authorizations; Non-Contravention) and any other representation or warranty of the Company expressly intended to address the consequences of the execution, announcement, pendency or consummation of this agreement or the Merger Transactions, (I) (i) any action taken, or failure to take any action, in each case to which Parent has in writing approved, consented to or requested, (ii) the taking of any action expressly required by the terms of this agreement (other than actions that the Company takes in the Ordinary Course of Business) or (iii) the failure to take any action expressly prohibited by this agreement (so long as the Company has timely requested and Parent has refused to provide a waiver therefrom), (J) any stockholder litigation, including with respect to breach of fiduciary duty claims by the Company Board, relating to the Merger Transactions or any demand or Legal Proceeding for appraisal of the fair value of any shares of Company Common Stock pursuant to the DGCL in connection herewith, (K) any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Entity affecting a national or federal government as a whole, (L) any matters expressly set forth in the Company Disclosure Schedule (other than matters included in the Company Disclosure Schedule in response to listing requirements), and (M) changes in general conditions in the industry in which the Company operates; except that, with respect to subclauses (A), (B), (C), (D), (F) (G), (K) and (M), such facts, changes, effects, events or occurrences shall pursuant thereto not be taken into account only to the extent they do not, individually or in the aggregate, disproportionately affect the Company or its Subsidiaries, taken as a whole, compared to other similarly situated companies in the industry in which the Company operates (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

“Company Preferred Stock” means shares of Preferred Stock of the Company, par value $0.001 per share.

“Company Products” means all products and services that have been or are developed, sold, offered, distributed licensed, leased or otherwise commercialized by the Company or any of its Subsidiaries, including CB Predictive Security Cloud, CB Defense, CB ThreatHunter, CB LiveOps, CB Defense for VMware, CB ThreatSight, CB Response and CB Protection.

“Company RSU” means each restricted stock unit to acquire share of Company Common Stock granted under the Company Stock Plans.

“Company Organizational Documents” means the certificate of incorporation and bylaws (or the equivalent organizational documents) of the Company and its Subsidiaries as in effect on the date of this agreement.

“Company SEC Reports” means any report, schedule, form, statement or other document (including exhibits) filed with or furnished to, or required to be filed with or furnished to, the SEC.

“Company Software” means Software owned or purported to be owned by or developed by or exclusively for the Company or any of its Subsidiaries.

“Company Stock Plans” means the Carbon Black 2012 Stock Option and Grant Plan, the Carbon Black Amended and Restated Equity Incentive Plan, the Carbon Black Amended and Restated 2010 Series A Option Plan, the Carbon Black Amended and Restated 2012 Equity Incentive Plan, the Confer Technologies, Inc. 2013 Stock Plan, the Carbon Black 2018 Stock Option and Incentive Plan and the Company ESPP.

“Company Technology” means any Technology that is or has been owned or purported to be owned, used, held for use or practiced by the Company or any of its Subsidiaries, or is necessary for the conduct of the business of the Company or any of its Subsidiaries.

“Company Training Data” means all Data that has been made available by or to (or used by or for) the Company in connection with developing any Intellectual Property or Company Products, including developing, training or improving algorithms.

“Confidential Information” means information and materials not generally known to the public, including Trade Secrets and other confidential and proprietary information.

“Contract” means any contract, agreement, indenture, note, bond, loan or credit agreement, instrument, lease, commitment, mortgage, deed of trust, license or other arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Copyleft License” means any license that requires, as a condition of use, modification or distribution of Software or other Technology subject to such license, that such Software or other Technology, or other Software or other Technology incorporated into, derived from, used or distributed with such Software or other Technology (a) in the case of Software, be made available or distributed in a form other than binary (e.g., source code form), (b) be licensed for the purpose of preparing of derivative works, (c) be licensed under terms that allow the Company Products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (d) be redistributable at no license fee.  Without limiting the foregoing, “Copyleft Licenses” constitute Open Source Licenses and include the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, the GNU Affero General Public License, the Mozilla Public License, the Sun Industry Standards License, the Sun Community Source License, the Artistic License, the Netscape Public License, Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“Copyrights” means copyrights and all other rights with respect to Works of Authorship, and all registrations thereof and applications therefor and renewals, extensions and reversions thereof, and all other rights corresponding thereto throughout the world (including moral and economic rights, however denominated).

“Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of March 21, 2017, between Silicon Valley Bank as lender and the Company as borrower, as from time to time amended, modified or supplemented.

“Customer Data” means Data and content uploaded, provided or otherwise made available by or for any customer to Company or any of its Subsidiaries.

“Data” means data, data structures, technical data and performance data.

“Databases” means databases and other compilations and collections of Data or information.

“Domain Names” means Internet domain names and numerical addresses.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“FTC” means the U.S. Federal Trade Commission.

“Government Contract” means any prime contract, subcontract, basic ordering agreement, teaming agreement, joint venture agreements, strategic alliance agreements, pricing agreement, letter contract, purchase order or delivery order of any kind, and all amendments, modifications and options thereunder or relating thereto, (a) that is currently active in performance or that has been active in performance at any time prior to the Closing Date or (b) for which the right of the Governmental Authority or a higher-tier contractor to review, audit or investigate has not expired, with any Governmental Authority, as well as any subcontract or other agreement by which (i) the Company or any of its Subsidiaries has agreed to provide goods or services to a prime contractor, to a Governmental Authority or to a higher-tier subcontractor or (ii) a subcontractor or vendor has agreed to provide goods or services to the Company or any of its Subsidiaries, where, in either event, to the Knowledge of the Company, such goods or services ultimately will benefit or be used by a Governmental Authority.

“Governmental Authority” means (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, (ii) any self-regulatory organization, including Nasdaq, the NYSE or a university or similar research funding authority, or (iii) any political subdivision of any of the foregoing.

“Government Shutdown” means any shutdown resulting from the lack of Congressional budget appropriations (related or similar to the shutdown that began on December 22, 2018), prior to the Outside Date, of certain United States federal government services provided by the U.S. Federal Trade Commission and U.S. Department of Justice to review the transactions contemplated by this agreement under the HSR Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Inbound Intellectual Property Contracts” means Contracts pursuant to which any Person has licensed or sublicensed any Intellectual Property or Technology to the Company or any of its Subsidiaries or granted to the Company or any of its Subsidiaries any immunity, authorization, covenant not to sue or other right with respect to any Intellectual Property or Technology.

“Intellectual Property” means any and all rights (anywhere in the world, whether statutory, common law or otherwise) relating to, arising from or associated with Technology whether registered or unregistered, including (a) Patents, (b) Copyrights, (c)  rights with respect to Software, including registrations thereof and applications therefor, (d) industrial design rights and registrations thereof and applications therefor, (e) rights with respect to Trademarks, (f) rights with respect to Domain Names, including registrations thereof and applications therefor, (g) rights with respect to Trade Secrets and other confidential information, including rights to limit the use or disclosure thereof by any Person, (h) rights with respect to Data or Databases, including registrations thereof and applications therefor, and (i) any rights equivalent or similar to any of the foregoing.  Without limiting the foregoing, “Intellectual Property” includes rights to derivatives, improvements, modifications, enhancements, revisions and releases relating to any of the foregoing, claims and causes of action arising out of or related to infringement, misappropriation or violation of any of the foregoing.

“Intellectual Property Contracts” means Inbound Intellectual Property Contracts and Outbound Intellectual Property Contracts.

“Intervening Event” means any material event, fact, circumstance, development or occurrence that (i) was not known or reasonably foreseeable by the Company Board as of the date hereof, and (ii) does not relate to (x) the effect resulting from the public announcement or pendency of this agreement, (y) the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof or (z) any change in the price or trading volume of the Company Common Stock or any other securities of the Company (except that the underlying causes of such changes may constitute or be taken into account in determining whether there has been an Intervening Event).

“IRS” means the Internal Revenue Service of the United States.

“Knowledge” whether or not capitalized, means (i) when used with respect to the Company, the actual knowledge (after reasonable inquiry) of the individuals listed on section 8.1 of the Company Disclosure Schedule, provided that such individuals will be deemed to have the actual knowledge of their direct reports, and (ii) when used with respect to Parent, the actual knowledge (after reasonable inquiry) of any of the officers or directors of Parent or Merger Sub.

“Law” means any law, common law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority, and any Orders.

“Legal Proceeding” means any suit, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative, judicial or appellate proceeding), inquiry, hearing, audit, mediation, subpoena, complaint, grievance, demand, examination or investigation, whether formal or informal, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any court, arbitrator, mediator, other Governmental Authority or any other Person.

“Liability” means, with respect to any Person, any debt, loss, damage, liability or obligation (of any kind, character or description, whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, vested or unvested, executory or due or to become due, and whether in contract, tort, strict liability or otherwise), including all costs and expenses relating thereto.

“Licensed Company Intellectual Property” means any Intellectual Property non-exclusively licensed to the Company or any of its Subsidiaries by any Person (or subject to a nonexclusive covenant not to sue granted in favor of the Company or any of its Subsidiaries by any Person) that is used, held or practiced by the Company or any of its Subsidiaries.

“Licensed Company Technology” means any Technology non-exclusively licensed to the Company or any of its Subsidiaries by any Person (or subject to a nonexclusive covenant not to sue granted in favor of the Company or any of its

Subsidiaries by any Person) that is used, held or practiced by the Company or any of its Subsidiaries.

“Lien” means any lien, pledge, mortgage, deed of trust, preemptive right, security interest, equitable interest, claim, lease, license, charge, condition, option, pledge, hypothecation, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any stockholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License.  For the avoidance of doubt, “Open Source Licenses” include Copyleft Licenses.

“Open Source Materials” means any Software or other Technology subject to an Open Source License.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or other similar requirement or agreement enacted, adopted, promulgated or applied by any Governmental Authority.

“Ordinary Course of Business” means the ordinary and usual course of operations of the business of the Company consistent with past practice through the date hereof.

“Outbound Intellectual Property Contracts” means Contracts pursuant to which the Company or any of its Subsidiaries has licensed or sublicensed any Company Intellectual Property or Company Technology to any Person or granted to any Person any immunity, authorization, release, covenant not to sue or other right with respect to any Company Intellectual Property or Company Technology.

“Owned Company Intellectual Property” means any Company Intellectual Property that is owned or exclusively licensed by, or purported to be owned or exclusively licensed by, the Company or any of its Subsidiaries.

“Owned Company Technology” means any Company Technology that is owned or exclusively licensed by, or purported to be owned or exclusively licensed by, the Company or any of its Subsidiaries.

“Parent 401(k) Plan” means a defined contribution plan that is sponsored by Parent or one of its Affiliates that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

“Parent Material Adverse Effect” means any effect, change, event or occurrence that, individually or taken together with all other effects, is or would be reasonably likely to prevent or materially delay Parent’s ability to perform any of its obligations under this agreement or the consummation of the Offer or the Merger.

“Patents” means (i) any domestic or foreign patents, utility models or inventor’s certificates and applications, drafts and disclosures relating to any of the foregoing (and any patents, utility models or inventor’s certificates that issue as a result of such applications, drafts and disclosures), and (ii) any reissues, divisions, divisionals, continuations, continuations-in-part, provisionals, renewals, extensions, substitutions, reexaminations or invention registrations related to any of the foregoing.

“Permits” means any approvals, authorizations, consents, licenses, permits, waivers, certificates, registrations or other authorizations of a Governmental Authority.

“Permitted Lien” means (i) any Lien for Taxes which are not yet due or which are being contested in good faith by appropriate proceedings and for which, in each case, adequate reserves have been established in accordance with GAAP, (ii) with respect to real property, such non-monetary Liens that are not materially adverse to the Company and its Subsidiaries, including (A) such easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) any such supplemental Taxes or assessments not shown by the public records and (C) title to any such portion of the premises lying within the right of way or boundary of any public road or private road, but, in the case of each of the foregoing, only as do not, individually or in the aggregate, materially interfere with the occupancy, use of or market value of the real property, (iii) Liens imposed by Laws with respect to real property and improvements, including zoning regulations, but only to the extent the Company and its Subsidiaries and the Company’s and its Subsidiaries’ assets are in material compliance with such regulations, (iv) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens imposed by Law and incurred in the Ordinary Course of Business for amounts not yet due or which are being contested in good faith by appropriate proceedings, (v) Liens securing Subject Indebtedness, (vi) non-exclusive licenses of Intellectual Property granted to customers in the Ordinary Course of Business, (vii) Liens in the Ordinary Course of Business securing obligations or liabilities that are not individually or in the aggregate material to the Company and its Subsidiaries, taken as a whole, and (viii) Liens set forth on section 8.1 of the Company Disclosure Schedule.

“Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

“Privacy Laws” means all applicable Laws, rules and regulations relating to data privacy, data protection and data security (including the General Data Protection Regulation of the European Union).

“Processing” means, with respect to Personal Data, the use, collection, capture, scraping, processing, storage, recording, organization, arrangement, selection, aggregation, adaption, alteration, transfer (including cross-border transfers), retrieval, consultation, disclosure, dissemination, visualization, destruction, instruction, training or other learning of such information or combination of such information.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents, and other professional representatives of such Person and its Subsidiaries.

“Rights” or “rights” means any rights, title, interest or benefit of whatever kind or nature.

“SEC” means the United States Securities and Exchange Commission, together with its staff.

“Software” means all (a) computer programs and other software, including firmware and microcode, and including software implementations of algorithms, heuristics, models and methodologies, whether in source code, object code or other form, including libraries, frameworks, software development kits and tools, application programming interfaces, subroutines and other components thereof, (b) computerized Databases and other computerized compilations and collections of Data or information, including all Data, information and metadata included in such Databases, compilations or collections, (c) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons related to any of the foregoing, (d) descriptions, flow-charts, architectures, development tools and other materials used to design, plan, organize and develop any of the foregoing, and (e) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Specified Antitrust Authorities” means the Governmental Authorities set forth on section 8.1 of the Company Disclosure Schedule.

“Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the equity interests, capital stock, voting stock or other equity or voting interests of such other Person.

“Superior Proposal” means any bona fide written Takeover Proposal that was not solicited in, and did not otherwise result from a, violation of section 5.3 that the Company Board has determined in its good faith judgment (i) would be more favorable to the Company’s stockholders from a financial point of view than the Merger Transactions and (ii) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of this agreement; however for purposes of the definition of “Superior Proposal”, the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

“Takeover Proposal” means any proposal or offer relating, directly or indirectly, in a single transaction or series of related transactions, to (i) a spin-off, share exchange (including a split-off) or business combination involving 15% or more of the capital stock of the Company or any of its Subsidiaries or consolidated assets of the Company and its Subsidiaries, taken as a whole, (ii) a sale, lease, license, exchange, mortgage, transfer or other disposition of assets representing 15% or more of the consolidated assets, revenues or gross profits of the Company and its Subsidiaries, taken as a whole, (iii) a purchase or other acquisition or sale of shares of capital stock or other securities representing 15% or more of the voting power of the capital stock of the Company or any of its Subsidiaries, including by way of a tender offer or exchange offer, (iv) a merger, reorganization, recapitalization, consolidation, business combination, liquidation, dissolution or similar transaction involving the Company or any Subsidiary of the Company whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (v) any other transaction having a similar effect to those described in clauses (i) through (iv).

“Tax Return” means any return, report, form, schedule, declaration, claim for refund, statement or other document (including any related or supporting schedule, statement or information and including any amendment thereof) filed or required to be filed, or maintained or required to be maintained, in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Tax” or “Taxes” means (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies, duties or other assessments in the nature of a tax, including net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, real property, personal property, unclaimed property, estimated or other taxes of any kind whatsoever and (b) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (a), and (c) any Liability in respect of any items described in clauses (a) or (b) payable by reason of contract, assumption, transferee or successor liability, operation of Law or otherwise.

“Taxing Authority” means the IRS and any other Governmental Authority responsible for the administration, collection or determination of any Tax.

“Technology” means any (a) technology, formulae, algorithms, procedures, processes, methods, techniques, systems, know-how, ideas, concepts, creations, inventions and invention disclosures, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice), (b) technical, engineering, manufacturing, product, marketing, servicing, financial, business partner, supplier, customer, personnel, and other information, research, and materials, (c) specifications, designs, models, devices, prototypes, schematics, manuals and development tools, (d) Software, content, and other Works of Authorship, (e) Data, (f) Databases, (g)  Trademarks, (h) Domain Names, (i) Trade Secrets and (j) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed in this definition.

“Trade Laws” means any Law applicable to the Company promulgated or enforced by the Office of Foreign Assets Control of the United States Department of the

Treasury, the United States Department of Commerce or any other department or agency of the United States federal government, the UK Bribery Act, the United States Foreign Corrupt Practices Act of 1977, the OECD Convention on Combating Bribery of Foreign Public Officials in Business Transactions, the Arms Export Control Act, the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Export Administration Act, the Tariff Act of 1930, the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by U.S. Customs and Border Protection, or any other similar trade Law applicable to the activities of the Company.

“Trade Secrets” means information and materials that (i) derive independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use and (ii) are the subject of efforts that are reasonable under the circumstances to maintain their secrecy.

“Trademarks” means unregistered and registered trademarks and service marks, common law trademarks and service marks, trade dress, symbols, logos, trade names, business names, corporate names, product names and other source or business identifiers and the goodwill associated with any of the foregoing, and all registrations thereof and applications therefor and any registrations, applications, renewals and extensions with respect to any of the foregoing.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar foreign, state or local Laws.

“Willful and Material Breach” means a material breach, or a material failure to perform, in each case that is the consequence of an act or omission by a party with the actual or constructive knowledge that the taking of such act or failure to take such act would or would reasonably be expected to cause a breach of this agreement.

“Works of Authorship” means Software, register-transfer-level and gate-level descriptions, netlists, documentation, scripts, verification components, test suites, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings and other works of authorship and copyrightable subject matter.

8.2          Interpretation.  Unless the express context otherwise requires:

(a)           the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this agreement, shall refer to this agreement as a whole and not to any particular provision of this agreement;

(b)           terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)           the terms “Dollars” and “$” mean U.S. dollars;

(d)           references herein (whether capitalized or not) to a specific section, subsection, recital, schedule, exhibit or annex shall refer, respectively, to sections, subsections, recitals, schedules, exhibits of annexes of this agreement unless the context otherwise requires;

(e)           wherever the word “include”, “includes” or “including” is used in this agreement, it shall be deemed to be followed by the words “without limitation”;

(f)            references herein to any gender shall include each other gender;

(g)           references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns, except that nothing contained in this section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this agreement;

(h)           references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i)            with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j)            the word “or” shall be disjunctive but not exclusive;

(k)           references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l)            references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(m)          the headings contained in this agreement are intended solely for convenience and shall not affect the rights of the parties to this agreement;

(n)           with regard to all dates and time periods set forth or referred to in this agreement, time is of the essence;

(o)           if the last day for the giving of any notice or the performance of any act required or permitted under this agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action, unless otherwise required by Law, shall be extended to the next succeeding Business Day;

(p)           references herein to “as of the date hereof”, “as of the date of this agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this agreement”; and

(q)           “made available” to Parent refers to information (a) posted by the Company in the virtual data room for “Carbon Black” hosted by Merrill Corporation, as accessible to Parent as of the date that is one Business Days prior to the date hereof or (b) delivered by or on behalf of the Company to Parent or Parent’s Representatives via electronic mail on or after August 20, 2019 and prior to the execution of this agreement.

8.3          No Survival.  None of the representations and warranties contained in this agreement or in any instrument delivered under this agreement shall survive the Effective Time.

8.4          Governing Law.  This agreement, and any dispute, claim, legal action, suit, proceeding or controversy arising out of or relating hereto, shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles thereof.

8.5          Submission to Jurisdiction.  Each party to this agreement (a) irrevocably and unconditionally submits to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and any appellate court therefrom (the “Chosen Courts”), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this agreement or the Merger Transactions shall be brought, tried and determined only in the Chosen Courts, (d) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this agreement or the Merger Transactions in any court other than the Chosen Courts.

8.6          WAIVER OF JURY TRIAL.  EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER DOCUMENTS AND AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL PROCEEDING, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY,

AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

8.7          Notices.  All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub, to:

VMware, Inc.
3401 Hillview Avenue
Palo Alto, CA 94304
Attention: General Counsel
Email: REDACTED

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP
425 Market Street

San Francisco, CA 94105

United States

Attention:  Brandon C. Parris

Email:  REDACTED

If to the Company, to:

Carbon Black, Inc.
1100 Winter Street

Waltham, MA 02451
Attention:  General Counsel
Email: REDACTED

with a copy (which shall not constitute notice) to each of:

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention: Kenneth J. Gordon

James A. Matarese

Blake Liggio

Email:  REDACTED

All notices, deliveries and other communications pursuant to this agreement must be in writing and will be deemed given if sent via email or delivered by globally recognized express delivery service (with a required e-mail copy, receipt of which need not be acknowledged) to the parties at the addresses set forth above or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith.  Any such notice, delivery or communication will be deemed to have been delivered and received (a) in the case of e-mail, on the date that the recipient acknowledges having received the email, with an automatic “read receipt” not constituting acknowledgment of an email for purposes of this section, and (b) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed pursuant to the service’s systems.

8.8          Amendment.  Subject to compliance with applicable Law, at any time prior to the Effective Time, this agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto, except that following the Offer Acceptance Time, this agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price.

8.9          Extension; Waiver.  At any time before the Offer Acceptance Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this agreement or in any document delivered under this agreement or (c) subject to applicable Law, waive compliance by the other party with any of the covenants or conditions contained in this agreement.  Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party.  The failure of any party to assert any of its rights under this agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this agreement.

8.10        Entire Agreement.  This agreement (including the exhibits and annexes hereto), the Company Disclosure Schedule, the Support Agreements and the Confidentiality Agreement constitute the entire agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this agreement with respect to the subject matter of this agreement.

8.11        No Third-Party Beneficiaries.  Except (a) as provided in section 5.5, (b) if the Offer Acceptance Time occurs, for the rights of holders of Company Common Stock that validly tendered (and did not withdraw) their shares in the Offer to receive the Offer Price in respect of such shares and (c) if the Effective Time occurs, for the rights of the holders of Company Common Stock to receive the Merger Consideration and for the rights of the holders of Company Equity Awards to receive such amounts as provided for in section 2.3, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this agreement, and this agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

8.12        Severability.  The provisions of this agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this agreement.  If any provision of this agreement, or the application of that provision to any Person or any circumstance, is determined by a court of competent jurisdiction to be invalid or unenforceable, then (a) the parties hereto shall negotiate in good faith to modify this agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and (b) the remainder of this agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

8.13        Rules of Construction.  The parties have participated jointly in negotiating and drafting this agreement.  If an ambiguity or a question of intent or interpretation arises, this agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this agreement.

8.14        Assignment.  This agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.  No party to this agreement may assign or delegate, by operation of Law or otherwise, all or any portion of its rights or obligations under this agreement without the prior written consent of the other parties to this agreement, which any such party may withhold in its absolute discretion; except that Parent and Merger Sub may assign any or all of their respective rights and obligations under this agreement, without the prior written consent of the Company, to any of Parent’s Affiliates, except that no such assignment shall relieve Parent of its obligations hereunder.  Any purported assignment not permitted hereby shall be null and void.

8.15        Specific Performance

(a)           The parties to this agreement agree that irreparable damage would occur if any of the provisions of this agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies (including those as set forth in section 7.6) would not be an adequate remedy for any such non-performance or breach.  It is accordingly agreed that, subject to section 8.15(b), the parties to this agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this agreement and to enforce specifically the terms and provisions of this agreement in the Chosen Courts, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and the parties to this agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith.  Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that or otherwise assert that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(b)           Notwithstanding anything to the contrary in section 8.15(a), the right of the Company to seek an injunction, specific performance or other equitable relief in connection with enforcing Parent’s obligation to fund the Offer Price and the Merger Consideration and Parent’s and Merger Sub’s obligations to cause the Offer Acceptance Time to occur and to effect the Closing (but not the right of the Company to seek such injunctions, specific performance or other equitable relief for any other reason) shall be subject to the requirements that (i) all of the Offer Conditions have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Offer Acceptance Time, but subject to such conditions being able to be satisfied) or waived at the Expiration Time, and (ii) the Company has irrevocably confirmed that it would take such actions required of it by this agreement to cause the Closing to occur.

8.16        Counterparts; Effectiveness.  This agreement may be executed in one or more counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this agreement may be made by electronic or digital delivery such as in Adobe Portable Document Format or using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign).  This agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, this agreement has been duly executed and delivered by the duly authorized officers of the parties to this agreement as of the date first written above.

VMWARE, INC.

By:
Name:
Title:

CALISTOGA MERGER CORP.

By:
Name:
Title:

CARBON BLACK, INC.

By:
Name:
Title:

Annex I

Offer Conditions

Notwithstanding any other provision of the Agreement or the Offer, and in addition to (and not in limitation of) Parent’s and Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Agreement, and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or pay for any shares of Company Common Stock pursuant to the Offer if any of the following conditions exist or have occurred and are continuing at the scheduled Expiration Time:

(a)           Minimum Condition.  The number of shares of Company Common Stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined in section 251(h)(6) of the DGCL), together with any shares of Company Common Stock otherwise owned by Merger Sub or its “affiliates” (as defined in section 251(h)(6) of the DGCL), do not represent at least a majority of the shares of Company Common Stock outstanding immediately following the consummation of the Offer (the “Minimum Condition”).

(b)           Orders.  Any Law or Order shall be in effect (whether temporary, preliminary or permanent) that has the effect of restraining, enjoining or otherwise prohibiting consummation of the Offer or the Merger shall have been issued by any Governmental Authority of competent jurisdiction.

(c)           Governmental Consents.

(i)            The waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall not have expired or been terminated.

(ii)           Germany — The German Federal Cartel Office (Bundeskartellamt) has not cleared the consummation of the Offer and the Merger, the relevant waiting period shall not have expired, or the German Federal Cartel Office has not informed the parties to the agreement that it does not exercise jurisdiction over the Offer and the Merger.

(iii)          Austria — The Austrian Federal Competition Authority (Bundeswettbewerbsbehörde) shall not have cleared the consummation of the Offer and the Merger, any official party (Amtspartei) has applied for a review of the transaction pursuant to Sec. 11 of the Austrian Antitrust Act (Kartellgesetz), the relevant waiting period shall not have expired, or the Austrian Federal Competition Authority has not informed the parties to the agreement that it does not exercise jurisdiction over the Offer and the Merger.

(d)           Representations and Warranties.  The representations and warranties of the Company:

(i)            set forth in section 3.9(b) shall not be true and correct in all respects as of the date of this agreement and as of the Expiration Time with the same effect as though made as of the Expiration Time,

(ii)           set forth in section 3.4(a) and, to the extent relating to the Company, in the first sentence of section 3.4(h) (Capitalization) shall not be true and correct in all respects, other than inaccuracies that are de minimis in amount (meaning that such inaccuracies, collectively, would not result in more than a de minimis increase in the aggregate consideration payable by Parent and Merger Sub as contemplated by article I and article II of the Agreement), as of the date of the Agreement and as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date),

(iii)          set forth in section 3.1 (Organization and Good Standing), section 3.2 (Corporate Authorization), section 3.22 (Brokers and Financial Advisors), section 3.25 (Opinion of Financial Advisor), section 3.26 (State Takeover Laws) and section 3.27 (No Rights Agreement) shall not be true and correct in all material respects as of the date of this agreement and as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), or

(iv)          set forth in the Agreement, other than those sections specifically identified in clauses (i) through (iii) of this section (d), shall not be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of this agreement and as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e)           Compliance with Covenants.  The Company shall not have complied with or performed in all material respects each of its obligations required to be complied with or performed by it prior to the Expiration Time under the Agreement and such failure to comply or perform shall not have been cured by the Expiration Time.

(f)            Company Material Adverse Effect Condition.  A Company Material Adverse Effect shall not have occurred after the date of this agreement.

(g)           No Termination of Agreement.  The Agreement shall have been terminated in accordance with its terms.

(h)           Certificate.  Parent shall not have received a certificate signed on behalf of the Company by the CEO or CFO of the Company, certifying that none of the conditions set forth in clause (d), (e) or (f) hereof shall have occurred.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, other than the Minimum Condition, may be waived by Parent and Merger Sub in whole or in part at

2

any time and from time to time in their respective sole discretion, in each case subject to the terms and conditions of this agreement and to the extent permitted by applicable Law.  The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The capitalized terms used in this annex I shall have the meanings set forth in the Agreement to which it is annexed unless specifically defined in this annex I.

3